UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    Form CB

                TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:


Securities Act Rule 801 (Rights Offering)                                 |_|

Securities Act Rule 802 (Exchange Offer)                                  |_|

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)                       |_|

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)                     |X|

Exchange Act Rule 14e-2(d) (Subject Company Response)                     |_|

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) |_|

                            ANACONDA NICKEL LIMITED
        ---------------------------------------------------------------
                           (Name of Subject Company)

                                Not applicable
        ---------------------------------------------------------------
     (Translation of Subject Company's Name into English (if applicable))

                                   Australia
        ---------------------------------------------------------------
       (Jurisdiction of Subject Company's Incorporation or Organization)

              MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS L.P.
                             MONGOOSE PTY LIMITED
        ---------------------------------------------------------------
                      (Name of Person(s) Furnishing Form)

                              Renounceable Rights
        ---------------------------------------------------------------
                    (Title of Class of Subject Securities)

                                Not applicable

       --------------------------------------------------------------------
             (CUSIP Number of Class of Securities (if applicable))

                                  John Quayle
                              Corporate Secretary
                            Anaconda Nickel Limited
                           Level 4, 30 The Esplanade
                         Perth Western Australia 6000
                           Telephone: (08) 9212 8400
       --------------------------------------------------------------------
           (Name, Address (including zip code) and Telephone Number
       (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

                               January 30, 2003
       --------------------------------------------------------------------
                 (Date Tender Offer/Rights Offering Commenced)


                 PART I - INFORMATION SENT TO SECURITY HOLDERS

 Item 1.  Home Jurisdiction Documents

     (1) Rights Offer Document, dated January 30, 2003 ("Offer to Purchase"), made by Mongoose Pty Limited, a company organized and existing under the laws of Australia ("Mongoose"), with respect to an offer to purchase all of the Renounceable Rights of Anaconda Nickel Limited, a company organized under the laws of Australia is attached hereto as Attachment 1.

     (2) Rights Acceptance Form.

     (3) Letter to shareholders, dated January 30, 2003.

     (4) Press release, dated January 30, 2003.

 Item 2.  Informational Legends

The Offer to Purchase contains legends appropriate for the Offer.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit           Description
-------           -----------

                  Not applicable.

                   PART III - CONSENT TO SERVICE OF PROCESS

      Mongoose has filed a Form F-X with the Commission on the date hereof.



                             PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                      MATLINPATTERSON GLOBAL OPPORTUNITIES
                      PARTNERS L.P.


                      By:   MatlinPatterson Global Partners LLC


                            By: :  /s/ Mark Patterson
                                  --------------------------
                            Name:   Mark Patterson
                            Title:  Chairman



                      MONGOOSE PTY LIMITED

                            By:  /s/ Robert Weiss
                                --------------------------

                            Name:  Robert Weiss
                            Title:  Authorized Representative

                                                                  Attachment 1



     This is an important document and requires your immediate attention.

       If you are in any doubt as to how to deal with it please consult your financial or other professional adviser.

                                  CASH OFFER

                                      by

                             Mongoose Pty Limited

                                ACN 103 410 297

                         a wholly owned subsidiary of

              MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS L.P.

                                MatlinPatterson

             to acquire all the renounceable rights held by you in

                            ANACONDA NICKEL LIMITED

                                ACN 060 370 783

                              Offer consideration

                                  Cash $0.01

                          for each renounceable right



                       Legal adviser to MatlinPatterson

                             BLAKE DAWSON WALDRON
                                    LAWYERS
                            ----------------------

Rights Offer Document

Contents

----------------------------------------------------------------------------
LETTER FROM THE CHIEF EXECUTIVE OFFICER OF                                1
MATLINPATTERSON GLOBAL ADVISORS LLC
----------------------------------------------------------------------------
SUMMARY OF THE OFFER                                                      2
----------------------------------------------------------------------------
WHY YOU SHOULD ACCEPT THE OFFER                                           6
----------------------------------------------------------------------------
INFORMATION ON THE OFFER (INCLUDING FORMAL TERMS OF THE OFFER)            8
----------------------------------------------------------------------------
HOW TO ACCEPT THIS OFFER                                                  11
----------------------------------------------------------------------------
GLOSSARY                                                                  41
----------------------------------------------------------------------------


All amounts are in Australian dollars unless otherwise stated.

Important Dates
----------------------------------------------------------------------------
Date of Offer                                                30 January 2003
----------------------------------------------------------------------------
Closing date of the Offer*        midnight (Sydney time) on 13 February 2003
----------------------------------------------------------------------------
Note:    *This date may be changed by Mongoose in accordance with clause 8.2.


Note
A number of defined terms used in the Rights Offer Document and the Acceptance Form. These terms are capitalised and their meanings are explained in clause 9 of this Rights Offer Document.

All references to time in this Rights Offer Document are to Sydney time, unless expressly stated otherwise.

This Rights Offer Document is dated 30 January 2003. It includes an offer for your ANL Rights set out in clause 8 of the Rights Offer Document. This Rights Offer Document was given to ANL and ASX on 30 January 2003.

This Offer is not made under Chapter 6 of the Corporations Act. However, under the terms of the ASIC Relief (refer to clause 7.7(a) of this Rights Offer Document), Mongoose is required to conduct the Offer, as for as practicable, as though Chapters 6 and 6C of the Corporations Act applies to it.

Important Information
This Rights Offer Document relates to the Offer. You should read this Rights Offer Document in its entirety.

A Bidder's Statement, which relates to the Share Offer, was lodged by Mongoose with ASIC on 22 January 2003 and will be sent to you separately shortly. If you have not received a copy of the Bidder's Statement by 9 February 2003, you should obtain one by calling Mongoose's Offer information line on:

For Australian callers                               1300 650 230

For international callers                            +612 9240 7542

Investment Decisions
This Rights Offer Document does not take into account the individual investment objectives, financial situation or particular needs of each ANL Rightholder or any other person. You should seek your own independent financial and taxation advice before deciding whether or not to accept the offer for your ANL Rights contained in clause 8 of this Rights Offer Document.

Offer in the United States of America
US Rightholders should note that the Offer is being conducted in accordance with the laws in force in Australia and the Listing Rules. This disclosure requirements in relation to the Offer applicable in Australia differ from those applying in the United States. US investors may have difficulties in enforcing their rights and any claims they may have arising under the United States federal securities laws against Mongoose, which is an Australian company, and its officers and directors. It may be difficult to compel Mongoose to subject itself to a US court's judgement.

Important Note
As at the date of this Rights Offer Document, the period during which you may trade your ANL Rights on ASX is scheduled to end on 7 February 2003.

IF YOU ACCEPT THIS OFFER, YOU WILL LOSE THE RIGHT TO TRADE ON ASX (OR OTHERWISE DISPOSE DURING THE OFFER PERIOD) THOSE OF YOUR ANL RIGHTS FOR WHICH YOU ACCEPT THIS OFFER.

If the Condition is not satisfied by the end of the Offer Period, you are entitled to transfer your ANL Rights off market to someone else on the last day of the ANL Rights Issue Offer Period. If you wish to do this, you should contact ANL's share registry whose details are shown in the ANL Rights Issue Prospectus.

Mongoose has provided the Fall Back Subscription Facility to enable you to exercise your ANL Rights if the Condition is not satisfied by the end of the Offer Period.

If you accept this Offer for only some of your ANL Rights and you wish to exercise or transfer the remainder of your ANL Rights (other than under this Offer), you should contact ANL's share registry whose details are shown in the ANL Rights Issue Prospectus.

MatlinPatterson

30 January 2003

Dear ANL Rightholder

I am pleased to introduce the offer by Mongoose Pty Limitetd ACN 103 410 297 ("Mongoose") to acquire all of your renounceable rights in Anaconda Nickel Limited ("ANL") that were issued under ANL's 14 for 1 pro rata renounceable rights issue.

Mongoose is an indirectly wholly owned subsidiary of MatlinPatterson Global Opportunities Partners L.P, a US$2.2 billion global private equity fund. The fund invests globally in financially distressed companies with the objective of influencing and accelerating the reorganisation process.

The enclosed rights offer consists of $0.01 cash per ANL right. As you receive 14 ANL rights for each ANL share you hold, this equates to $0.14 for the 14 ANL rights attached to each ANL share. Mongoose is also offering a facility under which, instead of receiving cash for your rights, Mongoose will pay the cash to ANL on your behalf by way of subscription for new ANL shares under the ANL rights issue. You can choose this option for any or all of your rights.

Mongoose is also making offers for all of the shares in ANL on issue as at 28 January 2003 for $0.12 per share. A Bidder's Statement for this share offer was lodged with ASIC on 22 January 2003 and a copy will be sent to you separately shortly.

The rights offer provides an attractive price for your ANL rights and we urge you to accept the offer for the following reasons:

o The combined total consideration of A$0.26 to be offered by Mongoose under the share offer and the rights offer to acquire each ANL share and the 14 rights attached to each ANL share is 33% higher than the weighted average trading price of ANL shares on ASX during the period from the date of the first announcement on 25 September 2002 by ANL of the proposal to make the rights issue and 21 January 2003 (ie, the period during which the ANL shares were effectively trading "cum rights").

o It is likely that the ability for you to sell your ANL rights on ASX will be very limited. The rights offer enables you to sell your ANL rights in circumstances where, if you do not wish to exercise your ANL rights, it may be difficult far you to otherwise dispose of them for value.

o The rights offer enables you to realise substantial value for the ANL rights issued to you at no application price and without you having to exercise the rights and pay the subscription price.

o Exercising your ANL rights will cost you $0.70 far each ANL share you hold. If you accept the Rights Offer and the Share Offer, you will receive a total of A$0.26 for each ANL share you hold.

o If you do not exercise your rights under ANL's renounceble rights issue, your shareholding in ANL will be significantly diluted. As underwriter of the rights issue, Glencore's shareholding in ANL could increase to 95.6% if no other shareholders accept the rights issue.

Mongoose has entered into a Pre-Bid Agreement with Anglo American Investments (Australia) Limited ("Anglo") under which Anglo has agreed:

o to accept (in certain circumstances) the share offer in relation to 91,800,000 ANL shares owned by it (representing 19.9% of the issued share capital of ANL); and

o to accept the rights offer in respect of all of its rights, being 1,532,458,914 rights (representing 23.7% of the total number of ANL rights).

A summary of how to accept this offer is set out in clause 1.4 of this Rights Offer Document, with full details provided in clause 8.3 of this Rights Offer Document. It is important that you read this document in full before you make a decision concerning your ANL Rights.

As the rights offer closes on 13 February 2003 and ANL's rights issue closes on 14 February 2003, it is important that you make a decision without delay as to whether to accept the rights offer, exercise your ANL rights, sell them
(on ASX or otherwise) or let them lapse.

Yours sincerely

/s/

David Matlin, Chairman Chief Executive Officer
MatlinPatterson Global Opportunities Partners LP


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

SUMMARY OF THE OFFER

Mongoose Mongoose Pty Limited ACN 103 410 297 ("Mongoose"), an indirectly wholly owned subsidiary of MatlinPatterson Global Opportunities Partners LP (the "Fund"), is the company making the Offer. Mongoose is incorporated in Victoria, Australia.

                      The Fund is a US$2.2 billion global private equity fund which was formed in May 2001 in Delaware, United States of America. The Fund's investment adviser is MatlinPatterson Global Advisers LLC. The Fund invests globally in financially distressed companies with the objective of influencing and accelerating the reorganisation process.

The Offer             Mongoose is offering to purchase all or any of your
                      ANL Rights.

Offer consideration   The Offer consideration is CASH of $0.01 for each ANL
                      Right.

                      Mongoose is also offering a facility under which, for every 6 ANL Rights for which you accept this Offer, 5 will be transferred to Mongoose who will apply the consideration otherwise payable to you for those 5 ANL Rights to the exercise in your name of the other 1 ANL Right. You will then be issued with 1 new ANL Share under the ANL Rights Issue.

                      You are entitled to choose either or both of these Offer Alternatives for your ANL Rights. You may split your acceptance between the 2 Offer Alternatives in any proportion you wish. Accordingly, you can elect:

                      (a)  to receive cash only;

                      (b)  to be issued with new ANL Shares by ANL only; or

                      (c) to receive cash in part and be issued with some new ANL Shares by ANL in part, in any proportion you wish.

Payment terms         If you choose to receive cash for some or all of your
                      ANL Rights, you will be sent payment within one month of accepting the Offer, unless the Offer is still subject to the Condition, in which case you will be sent payment within one month of the Offer becoming unconditional. In any event, assuming the Condition is satisfied, you will be sent payment within 21 days of the end of the Offer Period.

                      Assuming the Condition is satisfied, if you choose to receive new ANL Shares for some or all of your Rights, you will be issued those ANL Shares in accordance with the timetable applying to the ANL Rights Issue.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

Closing date          The Offer is scheduled to close at midnight (Sydney
                      time) on 13 February 2003, unless extended.

Condition of the      The Offer is conditional on all of the conditions
Offer                 which apply in respect of the Share Offer being
                      fulfilled or waived before the end of the Offer
                      Period. The full terms of the conditions of the Share
                      Offer are set out in Appendix A to this Rights Offer
                      Document and are summarised below:

                      (a)  on or before the Conditionality Day (13 February
                           2003), Mongoose has received sufficient
                           acceptances under the Share Offer and the Rights Offer so that:

                           o if the ANL Rights acquired by Mongoose under this Rights Offer were exercised by Mongoose and ANL Shares were issued to Mongoose on exercise of them; and

                           o Mongoose held the number of ANL Shares for which it has received acceptances under the Share Offer,

                      Mongoose would hold more than 50% of the ANL Shares on a fully diluted basis;

                      (b) on or before the Conditionality Day, Mongoose has received Australian Foreign Investment Review Board approval;

                      (c) on or before the Conditionality Day, Mongoose has been granted the ASIC Relief;

                      (d) on or before the Conditionality Day, the Independent Expert offers an opinion on the designed operational capacity (and the cost and timeframe of any additional works required to reach operational capacity) of the Murrin Murrin Project;

                      (e) during the period beginning on the Announcement Date (21 January 2003) and ending at the end of the Share Offer Period, there being no actual or threatened breach of any of the Scheme Conditions or any other act, omission, event or circumstance which may result in a breach of the Scheme Conditions or their failure to be satisfied by 28 February 2003;

                      (f) save as publicly announced to ASX prior to the Announcement Date, there being no material adverse change to the ANL Group's business, assets, profitability or prospects;


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

                      (g) during the period beginning on the Announcement Date and ending at the end of the Share Offer Period, there being no regulatory action occurring in connection with the Share Offer, this Offer or the ANL Rights Issue (other than a determination by ASIC or the Takeovers Panel) which impedes the making of the Share Offer, the Rights Offer or the ANL Rights Issue; and

                      (h) during the period beginning on the date of the Bidder's Statement and ending at the end of the Share Offer Period, there being no prescribed occurrences (except the issue of ANL Rights under the ANL Rights Issue and issue of ANL Shares as a result of the exercise of ANL Options or exercise of ANL Rights).

                      On 29 January 2003, the ASIC Relief referred to in paragraph (c) above was granted and that condition has now been satisfied.

                      At midnight on 24 January 2003, the Independent Expert condition referred to in paragraph (d) above was breached because the Independent Expert was not given access to the Murrin Murrin Project. On 29 January 2003, the Fund (on behalf of Mongoose) applied to the Takeovers Panel seeking a declaration of unacceptable circumstances and certain orders, the effect of which, if granted, would allow Mongoose to waive this condition. For more information, refer to clauses 7.2 and 7.6 below.

Fall-Back             You can include a cheque (made payable to "Mongoose
Subscription          Pty Limited") with your Acceptance Form for the
Facility              subscription money for the ANL Rights you wish to
                      exercise if the Condition is not satisfied. In this event, Mongoose will use these funds to submit an application for new ANL Shares under the ANL Rights
                      Issue on your behalf.

How to accept         To accept the Offer, please read the summary in clause
                      1.4 of this Rights Offer Document as to what you are required to do.

Important Notes       As at the date of this Rights Offer Document, the
                      period during which you may trade your ANL Rights on ASX is scheduled to end on 7 February 2003.

                      IF YOU ACCEPT THIS OFFER, YOU WILL LOSE THE RIGHT TO TRADE ON ASX (OR OTHERWISE DISPOSE DURING THE OFFER PERIOD) THOSE OF YOUR ANL RIGHTS FOR WHICH YOU ACCEPT THIS OFFER.

                      If the Condition is not satisfied by the end of the Offer Period, you are entitled to transfer your ANL rights off-market to someone else on the last day of the ANL rights Issue Offer Period. If you wish to do this, you should contact ANL's share


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

                      registry whose details are shown in the ANL Rights Issue Prospectus.

                      Mongoose has provided the Fall-Back Subscription Facility to enable you to exercise your ANL Rights if the Condition is not satisfied by the end of the Offer Period.

                      If you accept this Offer for only some of your ANL Rights and you wish to exercise or transfer the remainder of your ANL Rights (other than under this Offer), you should contact ANL 's share registry whose details are shown in the ANL Rights Issue Prospectus.

                      Further information

                      For questions regarding your holdings of ANL Rights, the Offer, or how to accept the Offer, please contact Mongoose's Offer information line on:

                      For Australian callers:                    1300 650 230

                      For international callers:               +612 9240 7542


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

WHY YOU SHOULD ACCEPT THE OFFER*

Mongoose believes that its Offer of $0.01 cash for each ANL Right provides an opportunity for ANL Rightholders to realise fair value for their ANL Rights on attractive terms. Rather than payingA$0.70 under the ANL Rights Issue for each ANL Share you hold, if you accept the Rights Offer and the Share Offer you will receive a total of A$0.26 for each ANL Share you currently hold.

o    The ANL Rights Issue is highly dilutive

     Mongoose's offer for your ANL Rights and for your ANL Shares under the Share Offer together allow you to realise substantial value for your investment in ANL. Under ANL's highly dilutive 14 for 1 rights issue you must spend an additional A$0.70 for every ANL Share you currently own if you wish to retain your current ownership percentage. The ANL Rights Issue is fully underwritten by ANL's major shareholder, Glencore International AG ("Glencore"), and if none of the ANL Rights are taken up Glencore will increase its shareholding to approximately 95.6% of ANL after completion of the ANL Rights Issue.

o    Risk of reduced liquidity following ANL Rights Issue

     Glencore as underwriter of the rights issue being conducted by ANL has the potential to significantly increase its ownership of the issued capital of ANL. An increase in Glencore's shareholding may adversely affect the liquidity of ANL Shares. If Glencore's shareholding becomes such that ASX is not satisfied that there remains an orderly and liquid market in ANL shares, quotation of ANL may be suspended and ultimately ANL may be removed from the official list of ASX.

o    Benefits of a financial majority owner vs a strategic majority owner

     If the Fund (through Mongoose) is successful in its objective of gaining control of ANL, as a financial investor, the Fund's interests in increasing the value of ANL Shares will be closely aligned to the interests of all ANL shareholders. This may not be the case where control of ANL is gained by a shareholder who has operational or strategic objectives in respect of ANL which are not necessarily aligned with increasing shareholder value.

o    Limited ability to otherwise sell your ANL Rights

     It is likely that the ability for you to sell your ANL Rights on ASX (or otherwise) will be very limited. The Rights Offer enables you to sell your ANL Rights in circumstances where, if you do not wish to exercise your ANL Rights, it may be difficult for you to otherwise dispose of them for value.

o    Offer is all cash for all your ANL Rights

     The Offer is a cash offer for all your ANL Rights. In addition, you have the ability to acquire some new ANL Shares from ANL by choosing this facility on the Acceptance Form.

o    Brokerage fees and stamp duty

     If you accept the Offer, you will not be required to pay brokerage fees or stamp duty on the transfer of ANL Rights under the Offer.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

o    Fall-Back Subscription Facility

     You may provide funds with your acceptance so that, if the Condition of the Offer is not satisfied by the end of the Offer Period, Mongoose will apply for new ANL Shares for you under the ANL Rights Issue using those funds.

* The glossary in clause 9 of this Rights Offer Document sets out the meanings of a number of terms used in this Rights Offer Document and in the Acceptance Form


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

lNFORMATLON ON THE OFFER

1.   OVERVIEW OF THE OFFER

1.1  The ANL Rights Issue

     On 20 January 2003, ANL announced a 14-for-1 pro-rata renounceable rights issue. Each ANL Shareholder is entitled to 14 ANL Rights for each ANL Share held as at the Register Date (5.OOpm (Perth time) on 28 January
     2003). Each ANL Right entitles the holder to subscribe for 1 new ANL Share for the payment of $0.05. Non-Participating Foreign Shareholders have not been issued with ANL Rights as their ANL Rights are to be issued to a nominee for sale on ASX. Further information on the ANL Rights Issue is set out in clause 7.4(b) below.

     You are entitled to sell your ANL Rights, unless you are a Non-Participating Foreign Shareholder. ANL Rights are able to be traded on ASX until 7 February 2003. In addition, you are entitled to sell your ANL Rights other than on ASX up until 5.OOpm (Perth time) on 14 February 2003.

     Unless extended, the offer period under the ANL Rights Issue will end at 5.OOpm (Perth time) on 14 February 2003. If you have not sold or exercised your ANL Rights by the end of the ANL Rights Issue Offer Period, your ANL Rights will lapse and you will receive no value for them.

     IF YOU ACCEPT THIS OFFER, YOU WILL LOSE THE RIGHT TO TRADE ON ASX (OR OTHERWISE DISPOSE DURING THE OFFER PERIOD) THOSE OF YOUR ANL RIGHTS FOR WHICH YOU ACCEPT THIS OFFER.

     If the Condition is not satisfied by the end of the Offer Period, you are entitled to transfer your ANL Rights off-market to someone else on the last day of the ANL Rights Issue Offer Period. If you wish to do this, you should contact ANL's share registry whose details are shown in the ANL Rights Issue Prospectus.

     If you accept this Offer for only some of your ANL Rights and you wish to exercise or transfer the remainder of your ANL Rights (other than under this Offer), you should contact ANL's share registry whose details are shown in the ANL Rights Issue Prospectus.

     Mongoose is also offering the Fall-Back Subscription Facility described in clause 8.9, under which you can provide funds with your Acceptance Form so that, if the Condition is not satisfied by the end of the Offer Period, Mongoose will apply for new ANL Shares on your behalf under the ANL Rights Issue using those funds. If the Condition is satisfied, your funds will be refunded to you.

1.2  Mongoose's Share Offer and Rights Offer

     Mongoose is making separate offers to acquire all ANL Shares on issue as at the Register Date and all ANL Rights. Under the Share Offer, Mongoose is offering $0.12 cash for each ANL Share. Under the Rights Offer, Mongoose is offering $0.01 cash for each ANL Right.

     If you hold both ANL Shares and ANL Rights, you may accept:

     (a)  the Share Offer for all or any of your ANL Shares; or


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

     (b)  the Rights Offer for all or any of your ANL Rights; or

     (c) the Share Offer for all or any of your ANL Shares and the Rights Offer for all or any of your ANL Rights.

     This Rights Offer Document contains, and relates only, to the Rights Offer. The Bidder's Statement contains, and provides information on, the Share Offer. You will receive a copy of the Bidder's Statement explaining the Share Offer separately shortly. If you have not received a copy of the Bidder's Statement by 9 February 2003, you should obtain one by calling Mongoose's Offer information line on:

                  For Australian callers:                     1300 650 230

                  For international callers:                  +612 9240 7542

1.3  Summary of the Offer

     (a)  Offer for ANL Rights

          Mongoose offers to acquire all of your ANL Rights on the terms of the Offer set out in clause 8 of this Rights Offer Document. You may accept the Offer in respect of all or only some of the ANL Rights held by you.

     (b)  Offer price for ANL Rights

          Mongoose is offering $0.01 cash for each ANL Right.

     (c)  Offer Alternatives 1 and 2

          You may choose one or both of the following Offer Alternatives to apply to your Acceptance Rights (ie those of your ANL Rights in respect of which you accept the Offer). If you choose both, you may split your Acceptance Rights between the 2 Offer Alternatives in any proportion you wish.

          (i)  Offer Alternative 1

               For each Acceptance Right in respect of which you choose Offer Alternative 1, you agree to transfer that Acceptance Right to Mongoose in consideration for Mongoose paying you A$0.01 in cash for that Acceptance Right.

          (ii) Offer Alternative 2

               For every 6 of your Acceptance Rights in respect of which you choose Offer Alternative 2, you agree:

               (A)  to transfer 5 of those Acceptance Rights to Mongoose; and

               (B) to exercise the other 1 Acceptance Right by authorising Mongoose to do all things necessary to exercise that ANL Right on your behalf,


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

               in consideration for Mongoose paying to ANL on your behalf the subscription price under the ANL Rights Issue for the exercise of that Acceptance Right.

               If you accept Offer Alternative 2 in respect of a total number of ANL Rights which is not divisible by 6, then any excess ANL Rights will be transferred to Mongoose and Mongoose will pay you A$0.01 in cash for each of those excess ANL Rights.

          (iii)Choosing Offer Alternatives

               ANL Rightholders may choose either or both of these Offer Alternatives and so may choose:

               (A) to receive cash only for all of the ANL Rights to which their acceptance relates; or

               (B) to be issued with new ANL Shares only for all of the ANL Rights to which their acceptance relates; or

               (C) to receive cash in part and to be issued with new ANL Share in part, by splitting their acceptance between the 2 Offer Alternatives in any proportion they choose.

          (iv) Example of how the Offer Alternatives work

               To illustrate how the Offer Alternatives work, if you hold 1,000 ANL Rights and:

               (A) you choose Offer Alternative 1 to apply to all of your ANL Rights, then you would receive $10.00 cash (being 1,000 x $0.01);

               (B) you choose Offer Alternative 2 to apply to all of your ANL Rights, you would be issued with 166 new ANL Shares (1,000 divided by 6 = 166 to the nearest whole number) and receive $0.04 cash (for the excess 4 ANL Rights); or

               (C) you choose Offer Alternative 1 to apply to 50% of your ANL Rights and Offer Alternative 2 to apply to the other 50% of your ANL Rights, you would be issued with 83 new ANL Shares (500 divided by 6 = 83 to the nearest whole number) and receive $5.02 cash (being 500 x $0.01, plus $0.02 for the excess 2 ANL Rights from the application of Offer Alternative 2).

     (d)  Offer Period

          Unless withdrawn or extended, each Offer will remain open during the period that begins on the date of the Offer (being 30 January 2003) and ends at midnight (Sydney time) on 13 February 2003.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

     (e)  Condition of the Offer

          The Offer is conditional on all of the conditions which apply in respect of the Share Offer being fulfilled or waived before the end of the Offer Period. The full terms of the conditions which apply in respect of the Share Offer are set out in Appendix A to this Rights Offer Document.

1.4  How to accept the Offer

     (a)  Accept for all or only some of your ANL Rights

          You may accept this Offer in respect of all or only some of your ANL Rights. If you accept this Offer for some of your ANL Rights you can still accept the Offer for more or all of your ANL Rights during the Offer Period. You will be taken to have accepted Offer Alternative 1 for all of your ANL Rights if you do not specify a lesser number or you give conflicting instructions on the Acceptance Form.

     (b) CHESS Holdings - Accepting for Offer Alternative 1 only without the Fall-Back Subscription Facility

          If:

          (i)  your Acceptance Shares are in a CHESS Holding;

          (ii) you wish to accept Offer Alternative 1 only for some or all of your Acceptance Rights; and

          (iii)you do not wish to use the Fall-Back Subscription Facility,

          to accept the Offer you must:

          (iv) instruct your Controlling Participant to initiate acceptance on your behalf under rule 16.3 of the SCH Business Rules; or

          (v) if you are a Broker or a Non Broker Participant, yourself initiate acceptance under that rule,

          so as to be effective before the end of the Offer Period.

          You may instead complete and sign the Acceptance Form in accordance with the instructions on it. Once completed and signed, you need to return the Acceptance Form together with all other documents required by the instructions on it to one of the addresses specified on the form. This will authorise Mongoose to instruct your Controlling Participant to initiate acceptance on your behalf. For return of the Acceptance Form to be an effective acceptance, you must ensure it is received in time for Mongoose to give instructions to your Controlling Participant, and your Controlling Participant to carry out those instructions, before the end of the Offer Period.

     (c) CHESS Holdings - Accepting Offer Alternative 1 only with the Fall-Back Subscription Facility, Offer Alternative 2 only or both Offer Alternatives

          If your ANL Rights are in a CHESS Holding and you wish to accept:


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

          (i) Offer Alternative 1 only for some or all of your Acceptance Rights and use the Fall-Back Subscription Facility; or

          (ii) Offer Alternative 2 only for all of your Acceptance Rights; or

          (iii)both Offer Alternatives in specified proportions,

          you must complete and sign the Acceptance Form in accordance with the instructions on it. Once completed and signed, you must return the Acceptance Form together with your Prospectus Entitlement and Acceptance Form and all other documents required by the instructions on the Acceptance Form to one of the addresses specified on the form. This will authorise Mongoose to instruct your Controlling Participant to initiate acceptance of the Offer in respect of your Transfer Rights on your behalf. For return of the Acceptance Form to be an effective acceptance, you must ensure it is received in time for Mongoose to give instructions to your Controlling Participant, and your Controlling Participant to carry out those instructions, before the end of the Offer Period.

     (d) Issuer Sponsored Holdings or unregistered holdings - Choosing either or both Offer Alternatives

          If your Acceptance Rights are in an Issuer Sponsored Holding or if at the time of your acceptance you are entitled to be (but are not yet) registered as the holder of your Acceptance Rights, to accept you must complete and sign the Acceptance Form in accordance with the instructions on it. Once completed and signed, you need to return the Acceptance Form together with your Prospectus Entitlement and Acceptance Form and all other documents required by the instructions on it to one of the addresses specified on the form so that they are received before the end of the Offer Period.

     (e)  Foreign Rightholders and Foreign Laws

          If you are a Non-Participating Foreign Shareholder for the purposes of the ANL Rights Issue (refer to Sections 2.12 and 2.13 of the ANL Rights Issue Prospectus), then you are unable to accept this Offer as your ANL Rights have been issued to a nominee for sale on ASX.

          If you are not a Non-Participating Foreign Shareholder or have otherwise acquired ANL Rights, then it is your sole responsibility to satisfy yourself that you are permitted by any Foreign Law applicable to you to accept the Offer.

1.5 Fall-Back Subscription Facility - accepting the ANL Rights Issue if the Condition is not satisfied

     If the Condition is not satisfied by the end of the Offer Period or if the Offer is withdrawn in accordance with clause 8.8(c), this Offer will lapse, the contract formed by your acceptance of this Offer (if any) will become void and you will not receive any consideration for your Acceptance Rights.

     Satisfaction of the Condition is not within the control of Mongoose, and it is unlikely that Mongoose will know whether or not the Condition is satisfied until the last few days of the Offer Period. If the Condition is not satisfied and you have accepted the Offer, you


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

     may not have enough time to exercise your ANL Rights under the ANL Rights Issue if you wish to do so. Mongoose will notify ASX on the last day of the Offer Period as to whether the Condition has been satisfied.

     To assist you in these circumstances, you may include a cheque with your Acceptance Form made payable to "Mongoose Pty Limited" for the amount of subscription money payable in respect of any of your Acceptance Rights you wish to be exercised in the event that the Condition is not satisfied. If the Condition is not satisfied (and your cheque has cleared) by the end of the Offer Period, Mongoose will then submit your Prospectus Entitlement and Acceptance Form to ANL on your behalf for the Acceptance Rights you wish to be exercised, together with the funds from your cheque.

     Mongoose will bank your cheque (and all other cheques received from Rightholders) into a separate bank account established for this purpose. Any interest earned in respect of this account will accrue to Mongoose.

     If the Condition is satisfied or your cheque does not clear until after the end of the Offer Period, then Mongoose will refund to you the proceeds of your cheque at the same time as any cash consideration is (or would be) paid to you under this Offer.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

2.   IDENTITY OF OFFEROR

2.1  Organisational chart for the MatlinPatterson group

     An organisational chart for the MatlinPatterson group is set out below.


Graphic Omitted

2.2  Mongoose Pty Limited ACN 103 410 297

     Mongoose is a company incorporated in Victoria, Australia. Mongoose is a special purpose vehicle established for the sole purpose of acquiring and holding the investment in ANL. Mongoose does not hold any assets, but is supported by the intra-group funding referred to in clause 6.2 of this Rights Offer Document.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

     Mongoose is an indirectly wholly owned subsidiary of the Fund. Mongoose's immediate holding company is Mongoose Acquisition LLC which is a limited liability company formed under the laws of the state of Delaware, United States of America.

2.3  Mongoose Acquisition LLC ("MA LLC")

     MA LLC is a company formed in Delaware, United States of America. It is the holding company of Mongoose. It holds no assets but is supported by the intra-group funding arrangements described in clause 6.2 of this Rights Offer Document.

2.4  MatlinPatterson Global Opportunities Partners LP ("The Fund")

     The Fund is a global private equity fund which was formed in May 2001 in Delaware, United States of America. The Fund has US$2.2 billion in capital commitments. The Fund's investment activity is managed by MatlinPatterson Global Advisers LLC ("MP Global") which is the Fund's investment adviser.

     The Fund is a private investment fund and its investors are all limited partners in the Fund. There are more than 150 limited partner investors in the fund. The limited partners include US institutional investors, corporations, endowment foundations and high net wealth individuals. MatlinPatterson Global Opportunities Partners (Bermuda) LP holds a 25% participating interest in the Fund. MatlinPatterson Global Opportunities Partners (Bermuda) LP is the investment entity for non-US investors in the Fund.

     The Fund invests globally in discounted securities and obligations of financially distressed companies with the objective of obtaining corporate control. It does this with the intention of reorganising those companies so as to return them to a profitable or non-distressed position in the medium term. By acquiring a large influential or controlling interest in distressed undertakings, MP Global is able to apply the experience of its investment professionals to influence and accelerate the reorganisation process. Subject to applicable law, MP Global can influence not only the timing of a reorganisation, but also the ultimate structure of the company's reorganised balance sheet and the resulting enterprise value.

     MP Global has a total of 14 employees involved in research and investment management in New York, Hong Kong and London. MP Global's employees analyse the global financial markets for signs of financial distress both in industry sectors and individual corporations. Prior to making an investment, MP Global attempts to gather as much information about the distressed company as is practicable and develop an understanding of the objectives of the various participants who will be involved in the reorganisation. MP Global consults experts including reorganisation investment bankers, industry executives, technical industry consultants, management turnaround consultants and restructuring accountants.

     MP Global has made an analysis of ANL in this manner but this analysis has necessarily been limited to publicly available documents.

2.5  MatlinPatterson Global Advisers LLC and MatlinPatterson Global Partners
     LLC

     The managing member (and sole owner) of MatlinPatterson Global Advisers LLC (the Fund's investment adviser) and MatlinPatterson Global Partners LLC (the Fund's general


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

     partner) is MatlinPatterson Asset Management LLC which is, in turn, wholly-owned by MatlinPatterson LLC.

2.6  MatlinPatterson Asset Management LLC and MatlinPatterson LLC

     Both MatlinPatterson Asset Management LLC and MatlinPatterson LLC are Delaware limited liability companies.

     MatlinPatterson Asset Management LLC is an investment management firm formed in 2002 by David J. Matlin and Mark R. Patterson. It is a wholly owned subsidiary of MatlinPatterson LLC.

     MatlinPatterson LLC is wholly-owned by Mark R. Patterson and David J. Matlin, both of whom are citizens of the United States of America.

2.7  Mark R. Patterson and David J. Matlin

     Mark R. Patterson

     Mark R. Patterson is the Chairman of the Fund and one of the two shareholders of MatlinPatterson LLC. Mr. Patterson is also the Chairman of the Fund's investment adviser (MatlinPatterson Global Advisers LLC) and has supervisory and marketing responsibilities for it.

     Prior to his involvement in the MatlinPatterson group, Mr. Patterson had 25 years of experience at Credit Suisse First Boston (where he was a Vice Chairman), Scully Brothers & Foss L.P., Salomon Brothers Inc and Bankers Trust Company, primarily focused on the leveraged finance, capital markets and private equity businesses. Mr Patterson also has two years of financial experience in South Africa. Mr. Patterson holds degrees in law (BA, 1974) and economics (BA Honors, 1972) from South Africa's Stellenbosch University and an MBA (with distinction, 1986) from New York University's Stern School of Business. Mr. Patterson is fluent in Afrikaans.

     David J. Matlin

     David J. Matlin is the Chief Executive Officer of the Fund and one of the two shareholders of MatlinPatterson LLC. He was Head of the Distressed Assets Group at Credit Suisse First Boston ("CSFB") in New York until 2002.

     Mr Matlin is the Chief Executive Officer of the Fund's investment adviser (MatlinPatterson Global Advisers LLC) and its regional investment head for the Americas. Prior his involvement in the MatlinPatterson group, Mr Matlin had been responsible for all of the activities of the CSFB Distressed Assets Group since its formation in 1994, managing a global portfolio of distressed assets valued in excess of $2.0 billion. Mr. Matlin has been active in the distressed securities market for 17 years. Prior to joining CSFB, Mr. Matlin was Managing Director of distressed securities and co-founder of Merrion Group, L.P., a successor to Scully Brothers & Foss L.P. (1988-1994). Prior to that he was a securities analyst at Halcyon Investments (1986-1988). Mr. Matlin holds a JD degree from the Law School of the University of California at Los Angeles (1986) and a BS in Economics from the Wharton School of the University of Pennsylvania (1983).


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

3.   OFFEROR'S INTENTIONS IN RELATION TO THE BUSINESS OF ANL

3.1  Introduction

     This clause 3 sets out Mongoose's intentions in relation to:

     (a)  the continuation of the business of ANL;

     (b)  any major changes to be made to the business of ANL; and

     (c)  the future employment of the present employees of ANL.

3.2  Basis of statements concerning intentions

     The statements of intention set out in this clause 3 are based on facts and information concerning ANL and the circumstances affecting ANL's business activities that are known to Mongoose as at the date of this Rights Offer Document.

     As Mongoose does not currently have access to all material information, facts and circumstances that are necessary to assess the operational, commercial, taxation and financial implications of its current intentions, final decisions on these matters have not been made. As noted in clause 2.4 above, Mongoose's analysis of ANL has been limited to publicly available information.

     Mongoose's present intentions concerning the businesses, assets and employees of ANL are the same as the intentions of the Fund set out in clauses 3.3 to 3.5.

3.3  Initiation of a review

     As at the date of this Rights Offer Document, the Fund has only formed the intentions concerning ANL set out in clause 3.5 below.

     After completion of the acquisition of ANL, the Fund will conduct a review of the activities, assets and employees of ANL in light of the information which then becomes available to it, including a review of:

     (a) the operation of the Murrin Murrin Project (engaging external industry experts if necessary); and

     (b) the requirements for the Murrin Murrin Project processing plant to be capable of operating at its designed capacity.

     The results of this review will provide the Board of ANL with a range of information, including information concerning:

     (a) the additional work required to bring the Murrin Murrin Project processing plant to a state where it can operate close to its designed capacity for sustained periods; and

     (b)  the expenditure required to carry out this additional work.

     Final decisions will only be reached after that review and in light of all material facts and circumstances. The statements in this clause 3 should be read against this background.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

3.4  Implementation of changes following the review

     Using the information obtained from the review, the Board of ANL will decide what changes are necessary to:

     (a)  the business of ANL or the deployment of the fixed assets of ANL;
          and

     (b)  the employment of ANL's present employees,

     in order to maximise returns to ANL Shareholders.

     Subject to clauses 3.5 and 3.6, prior to the completion of the review described above it is the present intention of the Fund:

     (a)  to continue the business of ANL;

     (b) not to make any major changes to the business of ANL nor to redeploy any of the fixed assets of ANL; and

     (c)  to continue the employment of ANL's present employees.

3.5  Current intentions

     (a) The Fund is a private investment partnership concerned with investing in distressed companies globally with the general intention of reorganising those companies so as to return them to a profitable or non-distressed position. The Fund intends to apply this general intention in respect of ANL.

     (b) The Fund intends to seek the resignation of some of the existing directors of ANL and to seek the appointment of nominees of the Fund to the Board of ANL in such proportion as at least equates to Mongoose's proportionate shareholding interest in ANL at the end of the Offer.

     (c) The Fund normally invests in distressed companies or companies in the reorganisation stage and therefore does not on the whole expect to earn dividends from its investments but rather expects to make profits from capital accretion. Consequently, where possible and appropriate the Fund will seek to implement this approach in respect of the dividend policy applied in ANL.

     (d) If Mongoose becomes entitled to acquire compulsorily ANL Shares under the Corporations Act, it intends to do so.

3.6  Restrictions on implementation of intentions

     The Fund's present intentions with respect to ANL are the same regardless of whatever level of control is achieved. However, the extent to which the Fund may implement its intentions is affected by applicable law.

     If ANL is a partly owned subsidiary of Mongoose:

     (a)  any decisions and actions of the Board of ANL will be subject to:

------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

          (i) the law and the ASX Listing Rules, in particular in relation to related party transactions and conflicts of interests; and

          (ii) the legal obligation of the then ANL Board of Directors to act in good faith in the best interests of ANL and for proper purposes (in which regard, the role of any independent directors of ANL will be important); and

     (b) any transactions between members of the MatlinPatterson group and ANL will be entered into on arm's length terms. In addition, if required by law, Mongoose will seek any necessary approval of the remaining ANL Shareholders to implement those transactions.

4.   OFFEROR'S INTENTIONS IN RELATION TO THE EXERCISE OF ANL RIGHTS

     Mongoose's intentions in respect of ANL Rights it acquires under the Rights Offer are as set out below.

     If:

     (a)  the Condition is satisfied;

     (b) the minimum acceptance condition in the Share Offer (see paragraph 3 of Appendix A to this Rights Offer Document) has been fulfilled; and

     (c) the underwriting by Glencore of the ANL Rights Issue has not been terminated or otherwise brought to an end by Glencore before the end of the ANL Rights Issue Offer Period,

     Mongoose will exercise at least that number of ANL Rights that it has acquired under the Rights Offer (or otherwise) as would ensure that Mongoose holds more than 50% of the ANL Shares on a fully diluted basis (ie, on the basis that all the ANL Rights are exercised and ANL Shares issued for them on the terms of the ANL Rights Issue and all the ANL Options are exercised and ANL Shares issued for them).

5.   VOTING POWER AND DEALINGS IN ANL SECURITIES

5.1  Relevant interest and voting power

     As at the date of this Rights Offer Document:

     (a) there were 461,502,243 ANL Shares and Mongoose had relevant interests in 19.9% of those ANL Shares (being 91,800,000 ANL Shares), which are relevant interests that Mongoose has acquired under the Pre-Bid Agreement described in clause 7.1 below;

     (b) there were 6,461,031,402 ANL Rights, and Mongoose had relevant interests in 23.7% of those ANL Rights (being 1,532,458,914 ANL Rights) which are relevant interests that Mongoose has acquired under the Pre-Bid Agreement described in clause 7.1 below; and

     (c) there were 11,000,000 ANL Options and Mongoose did not have any relevant interests in ANL Options.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

     As at the date of this Rights Offer Document, Mongoose's voting power in ANL was 19.9%.

5.2  Dealings in ANL Rights

     (a) Acquisitions of ANL Rights by Mongoose or its associates in the 4 months before the date of this Rights Offer Document

          Except as set out below, neither Mongoose nor any associate of Mongoose has provided, or agreed to provide, consideration for an ANL Right in the 4 months before the date of this Rights Offer Document.

          On 21 January 2003, MA LLC entered into a Pre-Bid Agreement with Anglo American Investments (Australia) Limited ACN 004 639 561 (an indirectly wholly owned subsidiary of Anglo American plc) ("Anglo") under which Anglo agreed to accept the Share Offer in relation to 91,800,000 ANL Shares (representing 19.9%% of the total ANL Shares on issue).

          Under the Pre-Bid Agreement Anglo also agreed to accept the Rights Offer in respect of all of their ANL Rights, being 1,532,458,914 ANL Rights (representing 23.7% of the total number of ANL Rights).

          By a Novation Agreement dated 22 January 2003, the Pre-Bid Agreement was novated so that it is now an agreement between Mongoose and Anglo.

          Additional details concerning the Pre-Bid Agreement are set out in clause 7.1 below.

     (b)  Benefits in relation to ANL Rights

          Neither Mongoose nor any associate of Mongoose, during the period of 4 months before the date of this Rights Offer Document, gave, or offered to give or agreed to give a benefit to another person that is not available under the Offer and was likely to induce the other person, or an associate of the other person, to:

          (i)  accept the Offer; or

          (ii) dispose of ANL Rights.

6.   SOURCE OF CASH CONSIDERATION

6.1  ANL Rights to which the Offer relates

     As at the date of this Rights Offer Document, there are 461,502,243 ANL Shares, 11,000,000 ANL Options and 6,461,031,402 ANL Rights.

     The total amount that Mongoose would be required to pay:

     (a) under this Offer if Mongoose acquires all of the ANL Rights the subject of this Offer is A$64,610,314;


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

     (b) under the Share Offer if Mongoose acquires all of the ANL Shares the subject of the Share Offer (assuming that ANL Shares have been issued as a result of exercise of all of the ANL Options by the Register Date) is A$56,700,269; and

     (c) under both this Offer and the Share Offer if Mongoose acquires the ANL Rights referred to in paragraph (a) above (and exercised those ANL Rights under the ANL Rights Issue) and the ANL Shares referred to in paragraph (b) above, is A$444,362,153.

     The maximum amount that Mongoose could be required to pay under the Share Offer and the Rights Offer is A$444,362,153 (the "Maximum Amount").

6.2  Intra-group arrangements

     The Fund has irrevocably and unconditionally undertaken to pay to MA LLC up to A$448 million (regardless of whether or to what extent the $US devalues against the $A) to satisfy MA LLC's obligations to Mongoose referred to below (the "Commitment Amount"). The Fund has agreed to make capital contributions to MA LLC up to the Commitment Amount.

     MA LLC has irrevocably and unconditionally undertaken to pay to Mongoose up to the Commitment Amount to satisfy Mongoose's obligations under the Share Offer and the Rights Offer, and amounts required to exercise ANL Rights acquired by Mongoose under the Rights Offer. Mongoose has agreed to issue and MA LLC has agreed to subscribe for shares in Mongoose at each time when Mongoose needs funds to make payments up to the Commitment Amount for these purposes.

6.3  Source of funds for the Fund

     The Fund has available to it in excess of US$275 million to finance the monies to be invested by the Fund in MA LLC from the following sources:

     (a) capital contributions made by the Fund's limited partners under the capital commitments the limited partners made upon their admittance into the Fund. The Fund has the power to call in excess of US$275 million of aggregate capital contributions from the limited partners for the purposes of funding the acquisition of ANL. There are no conditions precedent to the calling of those additional capital contributions. The capital contributions can be called at any time and must be provided by the limited partners within 10 business days. As noted above in clause 2.4, there are more than 150 limited partners of the Fund; and

     (b)  existing cash assets of the Fund.

     In aggregate the total US$ funds available from these two sources is well in excess of the Maximum Amount. Based on the exchange rate as published by the Reserve Bank of Australia for 28 January 2003 of, US$0.5895 = A$1, US$275 million = A$466,497,031.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

7.   ADDITIONAL INFORMATION

7.1  Pre-Bid Agreement

     Mongoose has entered into a Pre-Bid Agreement with Anglo American Investments (Australia) Limited (an indirectly wholly owned subsidiary of Anglo American plc) ("Anglo") under which Anglo agreed to accept the Share Offer in relation to 91,800,000 ANL Shares owned by them (representing 19.9% of the total ANL Shares on issue). Under the Pre-Bid Agreement, Anglo also agreed to accept the Rights Offer in respect of all of their ANL Rights being 1,532,458,914 ANL Rights (representing 23.7% of the total number of ANL Rights).

     Under the Pre-Bid Agreement, Anglo must accept:

     (a) the Rights Offer in respect of all of their ANL Rights on the first day of the Offer Period and may only elect to receive cash consideration under the Rights Offer (that is, Offer Alternative 1). Under the Pre-Bid Agreement, the contract formed on acceptance of the Rights Offer by Anglo will become void and Anglo will be free to dispose of their ANL Rights in certain circumstances if a higher competing offer is made for the ANL Rights and ANL Shares; and

     (b) the Share Offer in respect of 91,800,000 ANL Shares held by them within 3 Business Days of a request to do so by Mongoose provided that the Share Offer is unconditional at the time of Mongoose's request. Anglo will not be required to accept the Share Offer in respect of 91,800,000 Shares in certain circumstances if a higher competing offer is made for the ANL Rights and ANL Shares.

7.2  Takeovers Panel applications

     (a) Application by the Fund in relation to acquisition of ANL Rights by Glencore

          On 21 January 2003, the Fund (on behalf of Mongoose) made an application to the Takeovers Panel relating to a request for certain interim orders to effect an undertaking by Glencore in respect of ANL Rights.

          On 24 January 2003, the Fund and Glencore gave undertakings to each other to the effect that they will not acquire a relevant interest in ANL Rights other than:

          (i) pursuant to an off-market offer to acquire all of the ANL Rights made on the same terms to each holder of ANL Rights, which is made in conjunction with an offer to acquire all ANL Shares;

          (ii) in the case of the Fund, under the Pre-Bid Agreement; or

          (iii)with the prior consent of the Takeovers Panel or ASIC.

          As a result of these undertakings being given, the Fund does not intend to proceed with this application to the Takeovers Panel.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

     (b) Application by the Fund in relation to the Independent Expert Condition to the Share Offer

          On 29 January 2003, the Fund (on behalf of Mongoose) made an application to the Takeovers Panel seeking a declaration that various circumstances in relation to the affairs of ANL constitute unacceptable circumstances under section 657A of the Corporations Act. These circumstances include ANL's refusal to allow an Independent Expert access so as to enable the Independent Expert Condition to be satisfied or to accept a compromise on this matter offered by Mongoose. The Fund is seeking certain orders which, if granted, would allow Mongoose to waive it.

     (c) Application by Metal Holdings Pty Limited in relation to the underwriting arrangement between ANL and Glencore

          On 29 January 2003, Metal Holdings Pty Limited made an application to the Takeovers Panel seeking a declaration of unacceptable circumstances in relation to the affairs of ANL. The application relates to the underwriting agreement between ANL and Glencore for the purposes of the ANL Rights Issue and seeks orders that Glencore not be permitted to underwrite the ANL Rights Issue without the approval of ANL shareholders (other than ANL and its associates).

     (d) Application by Glencore in relation to the ASIC Relief and the Rights Offer

          On 29 January 2003, Glencore made an application to the Takeovers Panel seeking:

          (i) a review by the Takeovers Panel of the decision by ASIC to grant the ASIC Relief (refer to clause 7.7(a) below);

          (ii) an interim order restraining Mongoose from dispatching this Rights Offer Document (and the Bidder's Statement) to ANL Rightholders and ANL Shareholders; and

          (iii)a declaration of unacceptable circumstances (and associated orders) in relation to both the Rights Offer and the Share Offer.

7.3  Taxation considerations

     The taxation consequences from accepting this Offer will differ depending on your personal circumstances. You are encouraged to seek the advice of your taxation or other professional adviser about this.

7.4  Material information about ANL

     (a)  Creditors schemes of arrangement

          Murrin Murrin Holdings and Anaconda Nickel Holdings Limited, wholly owned subsidiaries of ANL, through which ANL holds its 60% interest in the Murrin Murrin Project have entered into schemes of arrangement with the secured creditors of the Murrin Murrin Project. Glencore Nickel Pty Ltd and Glenmurrin Pty Ltd, wholly owned subsidiaries of Glencore through which Glencore holds its 40% interest in the Murrin Murrin Project have also entered into creditors schemes of arrangement. The MMH/ANH Schemes and the Glencore Nickel /Glenmurrin Schemes are interdependent. Under the Schemes MMH, ANH, Glenmurrin and


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

          GNL are granted full and unconditional releases of all claims arising out of the US financing documentation and full and complete satisfaction of their respective secured obligations under the Murrin Murrin Project in return for a cash payment of US$190 million to the secured creditors. This amount is a discount to the face value of the aggregate secured debt and the cash payment represents a return of approximately 25.5 cents in the dollar. The secured creditors will also be entitled to 90% of the net award paid to the Murrin Murrin Project under Phase 1 of the Fluor Daniel arbitration and a limited right of recovery of costs paid up to the effective date of the Schemes in respect of Phase 2 of the Fluor Daniel arbitration should there be net proceeds to the Murrin Murrin Project from Phase 2.

          The meetings of scheme creditors of MMH, ANH, Glenmurrin and GNL were held on 8 January 2003. At these meetings the requisite majority of scheme creditors of each of the scheme companies voted to approve their respective schemes of arrangements. The MMH/ANH Schemes and Glencore Nickel/ Glenmurrin Schemes were approved by the Supreme Court of Western Australia on 17 January 2003.

          ANL intends to fund MMH's share of the US$190 million payment to secured creditors under the Schemes, being US$114 million, from the proceeds of the ANL Rights Issue. The US$114 million cash payment must be made to the administrator of the MMH/ ANH Schemes by 28 February 2003. If ANL fails to make this payment and/or any of the other condition precedents to the Schemes are not satisfied by 28 February 2003, then the Schemes will not become operative. ANL stated in the ANL Rights Issue Prospectus that in these circumstances, it is likely that ANL and its controlled entities will not be able to continue as going concerns and, in the case of MMH and ANH, the most likely outcome will be the appointment or an administrator under the Corporations Act to administer MMH and ANH.

     (b)  ANL Rights Issue

          On 20 January 2003, ANL announced a 14 for 1 pro-rata renounceable rights issue. The exercise price for the ANL Rights is $0.05 for every new ANL Share. The ANL Rights Issue is fully underwritten by Glencore International AG. The ANL Rights Issue Prospectus was lodged with ASIC on 20 January 2003. ANL will commence dispatch of the ANL Rights Issue Prospectus on 29 January 2003. The offer period under the ANL Rights Issue will currently end on 14 February 2003. The current timetable (as at the date of this Rights Offer Document) for the ANL Rights Issue is set out below:


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

ANL Rights Issue Timetable                               Date

Lodgement of ANL Rights Issue Prospectus with ASIC       20 January 2003

Ex Date                                                  21 January 2003
Trading in ANL Rights starts

Record date for determining entitlements for ANL         28 January 2003
Rights Issue

Dispatch of ANL Rights Issue Prospectus to               29 and 30 January 2003
shareholders

Last day for dispatch of ANL Rights Issue Prospectus to 31 January 2003 shareholders.
ANL Rights Issue Offer Period opens

ASX trading in ANL Rights ends                           7 February 2003

ANL Rights Issue Offer Period closes (ie, last day to    14 February 2003
exercise ANL Rights)

Last day to transfer ANL Rights off-market

ANL allots and issues new ANL Shares and dispatches      25 and 26 February
holding statements.                                      2003

ASX quotes new ANL Shares                                27 February 2003

          ANL has obtained from ASX a waiver from Listing Rule 7.40 to permit the timetable for the ANL Rights Issue to not provide "cum" trading after ANL lodges with ASIC the court order approving the MMH/ANH Schemes and to keep the offer under the ANL Rights Issue open for only ten days.

          If fully subscribed, the ANL Rights Issue will raise a total of A$323 million. The proceeds from the ANL Rights Issue will be used by ANL to pay MMH's and ANH's proportion of the cash settlement amount payable to secured creditors under the Schemes, being US$114 million, to pay transaction costs of the restructuring and recapitalisation process and to provide working capital to the ANL Group to meet operating and capital requirements for the Murrin Murrin Project.

          The ANL Rights Issue is fully underwritten by Glencore. As at 13 September 2002, Glencore held 33.77% of the total issued share capital of ANL. The maximum number of ANL Shares that could be acquired by Glencore under the underwriting of the ANL Rights Issue is approximately 6.46 billion ANL Shares.

     (c)  Changes in ANL's financial position

          Except as otherwise disclosed elsewhere in this Rights Offer Document, so far as is known to Mongoose, the financial position of ANL has not materially changed since 30 June 2002 (being the date of the balance sheet in the 2002 Annual Report released on 21 October
          2002).


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

     (d)  Other material information releases concerning ANL

          ANL has made the following material public announcements to ASX and media releases since 30 June 2002 (being the date of the balance sheet in ANL's 2002 Annual Report) which may be material to the making of a decision by an ANL Rightholder whether or not to accept the Offer:

          (i) On 10 September 2002, ANL announced that the arbitrators of the dispute between Anaconda Operations Pty Ltd ("AO") (on behalf of the participants in the Murrin Murrin Project) and Fluor Australia Pty Limited ("Fluor Australia") have delivered their interim award covering the first phase of the arbitration. The arbitrators delivered a net award of $39.8 million to AO. MMH is entitled to 60% of this net amount with the balance accruing to the other joint venture partner in the Murrin Murrin Project, Glenmurrin Pty Ltd.

          (ii) On 16 December 2002, ANL announced that the arbitrators of the Fluor Daniel dispute delivered an award of costs in favour of AO for A$12.4 million in relation to Phase 1 of the arbitration.

          (iii)On 17 December 2002, ANL announced that the amount awarded under the Fluor Daniel dispute was subsequently revised to A$42.3 million following a recalculation of interest. With the award of costs of A$12.4 million in favour of AO, the net amount awarded to AO covering Phase 1 of the arbitration is $54.6 million. Under the terms of the Schemes, the secured creditors of the Murrin Murrin Project will receive 90% of this award after deduction for certain Fluor arbitration costs. Both AO and Fluor Australia have appealed certain aspects of the initial award.

          (iv) On 17 January 2003, ANL announced that the Murrin Murrin joint venture participants (ANL and Glencore) had resolved to fund all further costs in relation to the balance of claims for approximately A$300 million against Fluor Daniel in Phase 2 of the arbitration process. This decision was taken after secured creditors voted on 8 January 2003 against further funding for Phase 2.

          (v) On 28 January 2003, ANL announced that it had successfully completed a four day planned maintenance shutdown at the Murrin Murrin Project. The purpose of the shutdown was to commence the rectification of some of the design faults in the power generation circuit and perform routine maintenance tasks.

     (e)  Other material information about ANL

          There is no other information material to the making of a decision by an offeree whether or not to accept this Offer, being information that is known to Mongoose and has not previously been disclosed to the holders of ANL Rightholders other than as disclosed in this Rights Offer Document.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

7.5  Approvals for payment of consideration

     Mongoose is not aware of any ANL Rightholders who require any approval, authority or clearance referred to in clause 8.5(f) in order to be entitled to receive any consideration under the Offer.

     So far as Mongoose is aware, unless the Reserve Bank of Australia has given specific approval under the Australian Banking (Foreign Exchange) Regulations 1959, payments or transfers to or for the order of prescribed governments (and their statutory authorities, agencies and entities) and, in certain cases, nationals of prescribed countries are subject to certain limited exceptions, restrictions or prohibitions. Based on Mongoose's searches, specific authorisation from the Reserve Bank of Australia is required in relation to the following prescribed governments, countries and entities:

     (a) Union for the Total Independence of Angola ("UNITA"), senior officials of UNITA and adult members of the immediate families of the senior officials of UNITA;

     (b)  the Government of Iraq, its agencies or its nationals;

     (c) authorities in the Federal Republic of Yugoslavia and certain banking institutions associated with the former Milosevic regime, (where the transaction or payment exceeds a value equivalent of A$100,000); and

     (d) certain ministers and senior officials of the Government of Zimbabwe.

     In addition, so far as Mongoose is aware, unless the Minister for Foreign Affairs has given his written authorisation under Australian terrorism regulations, any dealing in the assets of the following persons may be subject to restrictions:

     (a)  the Taliban (which includes the Islamic Emirate of Afghanistan); and

     (b) individuals and entities associated with Osama Bin Laden and certain other terrorist groups identified under paragraph 8(c) of Resolution 1333, paragraph 4(b) of Resolution 1267 and paragraph 1(c) of Resolution 1373 of the Security Council of the United Nations.

7.6  Status of Share Offer conditions

     As at the date of this Rights Offer Document, Mongoose is not aware of any events which would result in a breach of the conditions of the Share Offer except in relation to the condition relating to the opinion by the Independent Expert as detailed below.

     On 10 January 2003, the Fund (for itself and its subsidiaries including Mongoose) filed the necessary application with the Foreign Investment Review Board for approvals to acquire ANL Shares under the Share Offer and as a result of the exercise of ANL Rights acquired under the Rights Offer. Mongoose does not believe that the acquisition of ANL Shares, either under the Share Offer or following exercise of the ANL Rights, will be contrary to the national interest for the purposes of the Foreign Acquisitions and Takeovers Act 1975.

     On 29 January 2003, the ASIC Relief (the granting of which is a condition to the Share Offer - refer to paragraph 2 of Appendix A to this Rights Offer Document) was granted.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

     That condition has now been fulfilled. For further information on the grant of the ASIC Relief, refer to clause 7.7(a) below.

     The Independent Expert Condition to the Share Offer (refer to paragraph 4 of Appendix A to this Rights Offer Document) has been breached because an Independent Expert was not given access to the Murrin Murrin Project by midnight on 24 January 2003.

     As at the date of this Rights Offer Document, Mongoose was continuing to seek the consent of ANL to access by an Independent Expert to the Murrin Murrin Project so that the Independent Expert may offer an opinion on the matters described in paragraph (A) in the second part of clause 7.6(b)(iii) in the Bidder's Statement (which is repeated in subparagraph
     (a) in the second part of paragraph 4 in Appendix A to this Rights Offer Document). As noted in clause 7.2(b) above, on 29 January 2003, the Fund (on behalf of Mongoose) made an application to the Takeovers Panel seeking declarations and orders that this access be given. If access is granted (whether by the consent of ANL or as a result of orders of the Takeovers Panel) and the opinion given on the matters described in paragraph (A) in the second part of clause 7.6(b)(iii) in the Bidder's Statement is positive, then Mongoose will immediately waive the Independent Expert Condition.

7.7  Miscellaneous matters

     (a)  Modifications to, and exemptions from, the Corporations Act

          Mongoose has been granted an exemption by ASIC under section 655A of the Corporations Act so that Mongoose may exercise ANL Rights acquired under this Offer once the Offer is unconditional and acquire the resulting ANL Shares without breaching section 606 of the Corporations Act. Accordingly, the condition of the Share Offer relating to the grant of the ASIC Relief (refer to paragraph 2 of Appendix A of this Rights Offer Document) has been satisfied.

          The terms of the exemption require Mongoose to make the Share Offer as soon as practicable after this Offer is made and to comply (as far as practicable) with the provisions of Chapters 6 and 6C of the Corporations Act in relation to this Offer as if this Offer were made under the Corporations Act.

          In particular, Mongoose must:

          (i) give all Rightholders a reasonable and equal opportunity to participate in any benefits accruing to Rightholders under this Offer; and

          (ii) offer all Rightholders any increase in consideration Mongoose pays to any Rightholder, whether under this Offer or otherwise.

     (b)  SCH approval

          By letter dated 23 January 2003, SCH agreed to apply Section 16 of the SCH Business Rules to the Rights Offer. The effect of this is that the special procedures for accepting takeover bids which apply to CHESS Holdings under Section 16 will apply to the Rights Offer.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

     (c)  Consents

          This Rights Offer Document includes or is accompanied by statements, which are made in, or based on statements made in, documents lodged with ASIC or on the company announcements platform of ASX by ANL and/or others. The parties making those statements have not consented to the inclusion of those statements in this Rights Offer Document. If you would like to receive a copy of any of these documents, please contact Mongoose's Offer information line (for Australian callers 1300 650 230 and for international callers +612 9240 7542) and you will be sent copies free of charge.

7.8  Approval of Rights Offer Document

     The issue of this Rights Offer Document has been approved by a resolution passed by the directors of Mongoose on 29 January 2003.

8.   FORMAL TERMS OF THE OFFER

8.1  The Offer

     (a)  Offer for your ANL Rights

          Mongoose offers to acquire all or any of your ANL Rights on the terms set out in this Offer.

     (b)  Offer includes Entitlements

          If Mongoose acquires your ANL Rights under this Offer, Mongoose is also entitled to any Entitlements attached to those ANL Rights.

     (c)  Consideration

          Mongoose offers $0.01 cash for each of your ANL Rights which you agree to transfer to Mongoose.

     (d)  Offer Alternatives

          You may choose one or both of the following Offer Alternatives. If you choose both Offer Alternative 1 and Offer Alternative 2, you may split your Acceptance Rights between them in any proportion you wish.

          (i)  Offer Alternative 1

               For each Acceptance Right in respect of which you choose Offer Alternative 1, you agree to transfer that Acceptance Right to Mongoose in consideration for Mongoose paying you A$0.01 in cash for that Acceptance Right.

          (ii) Offer Alternative 2

               For every 6 of your Acceptance Rights in respect of which you choose Offer Alternative 2, you agree:


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

               (A)  to transfer 5 of those Acceptance Rights to Mongoose; and

               (B) to exercise the other 1 Acceptance Right under the ANL Rights Issue and irrevocably appoint each of the officers and agents of Mongoose for the time being individually as your attorney, to do all acts and things necessary (including execute your Prospectus Entitlement and Acceptance Form or any other document on your behalf) to exercise that Acceptance Right under the ANL Rights Issue on your behalf, in consideration for Mongoose paying to ANL on your behalf the subscription price under the ANL Rights Issue for the exercise by you of that 1 Acceptance Right.

               If you accept Offer Alternative 2 in respect of a total number of ANL Rights which is not divisible by 6, then you agree that the portion of that total number of ANL Rights which exceeds a multiple of 6 will be transferred to Mongoose in consideration for Mongoose paying you A$0.01 in cash for each of those ANL Rights.

          (iii)Choosing Offer Alternatives

               You may choose Offer Alternative 1 or Offer Alternative 2 to apply to all of your Acceptance Rights.

               Alternatively, you may choose Offer Alternative 1 to apply to some of your Acceptance Rights and Offer Alternative 2 to apply to the rest of your Acceptance Rights by specifying on the Acceptance Form the number of your Acceptance Rights to which you wish each Offer Alternative to apply.

               You may split your Acceptance Rights between the two Offer Alternatives in any proportion you wish.

          (iv) Default Offer Alternative

               If you accept this Offer but do not indicate which of the Offer Alternatives you wish to apply, or you give conflicting indications, you will be taken to have chosen Offer Alternative 1 in respect of all of your Acceptance Rights.

               If you purport to accept Offer Alternative 2 but do not complete the Acceptance Form correctly (including providing your Prospectus Entitlement and Acceptance Form), you will be taken to have accepted Offer Alternative 1 in respect of all of your Acceptance Rights.

8.2  Offer Period

     Unless withdrawn or extended, this Offer will remain open during the period that begins on the date of this Offer (being 30 January 2003) and ends at midnight (Sydney time) on 13 February 2003.

     The Offer Period will not be extended unless the ANL Rights Issue Offer Period is extended.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

     If the ANL Rights Issue Offer Period is extended, Mongoose reserves the right to extend the Offer Period.

     Any extension of the Offer Period will be to a day that is at least the day before the last day of the extended ANL Rights Issue Offer Period.

     To extend the Offer Period, Mongoose will send notice to:

     (a)  ANL;

     (b)  ASX; and

     (c)  each person who was a Rightholder as at the Register Date.

     If you accept this Offer, you will lose the right to trade on ASX (or otherwise dispose during the Offer Period) those of your ANL Rights for which you accept this Offer.

     If the Condition is not satisfied by the end of the Offer Period, you are entitled to transfer your ANL Rights off-market to someone else on the last day of the ANL Rights Issue Offer Period. If you wish to do this, you should contact ANL's share registry whose details are shown in the ANL Rights Issue Prospectus.

     Mongoose has provided the Fall-Back Subscription Facility to enable you to exercise your ANL Rights if the Condition is not satisfied by the end of the Offer Period.

     If you accept this Offer for only some of your ANL Rights and you wish to exercise or transfer the remainder of your ANL Rights (other than under this Offer), you should contact ANL's share registry whose details are shown in the ANL Rights Issue Prospectus.

8.3  Acceptance

     (a)  Accept for all or only some of your ANL Rights

          You may accept this Offer in respect of all or only some of your ANL Rights. If you accept this Offer for some of your ANL Rights you can still accept the Offer for more or all of your ANL Rights during the Offer Period. You will be taken to have accepted the Offer for all of your ANL Rights if you do not specify a lesser number on the Acceptance Form.

     (b) CHESS Holdings - Accepting for Offer Alternative 1 only without the Fall-Back Subscription Facility

          If:

          (i)  your Acceptance Shares are in a CHESS Holding;

          (ii) you wish to accept Offer Alternative 1 only for some or all of your Acceptance Rights; and

          (iii)you do not wish to use the Fall-Back Subscription Facility,

          to accept the Offer you must:


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

          (iv) instruct your Controlling Participant to initiate acceptance on your behalf under rule 16.3 of the SCH Business Rules; or

          (v) if you are a Broker or a Non Broker Participant, yourself initiate acceptance under that rule,

          so as to be effective before the end of the Offer Period.

          You may instead complete and sign the Acceptance Form in accordance with the instructions on it. Once completed and signed, you need to return the Acceptance Form together with all other documents required by the instructions on it to one of the addresses specified on the form. This will authorise Mongoose to instruct your Controlling Participant to initiate acceptance on your behalf. For return of the Acceptance Form to be an effective acceptance, you must ensure it is received in time for Mongoose to give instructions to your Controlling Participant, and your Controlling Participant to carry out those instructions, before the end of the Offer Period.

     (c) CHESS Holdings - Accepting Offer Alternative 1 only with the Fall-Back Acceptance Facility, Offer Alternative 2 only or both Offer Alternatives

          If your ANL Rights are in a CHESS Holding and you wish to accept:

          (i) Offer Alternative 1 only for some or all of your Acceptance Rights and use the Fall-Back Subscription Facility; or

          (ii) Offer Alternative 2 only for all of your Acceptance Rights; or

          (iii)both Offer Alternatives in specified proportions,

          you must complete and sign the Acceptance Form in accordance with the instructions on it. Once completed and signed, you must return the Acceptance Form together with your Prospectus Entitlement and Acceptance Form and all other documents required by the instructions on the Acceptance Form to one of the addresses specified on the form. This will authorise Mongoose to instruct your Controlling Participant to initiate acceptance of the Offer in respect of your Transfer Rights on your behalf. For return of the Acceptance Form to be an effective acceptance, you must ensure it is received in time for Mongoose to give instructions to your Controlling Participant, and your Controlling Participant to carry out those instructions, before the end of the Offer Period.

     (d) Issuer Sponsored Holdings or unregistered holdings - Choosing either or both Offer Alternatives

          If your Acceptance Rights are in an Issuer Sponsored Holding or if at the time of your acceptance you are entitled to be (but are not yet) registered as the holder of your Acceptance Rights, to accept you must complete and sign the Acceptance Form in accordance with the instructions on it. Once completed and signed, you need to return the Acceptance Form together with your Prospectus Entitlement and Acceptance Form and all other documents required by the instructions on the Acceptance Form to one of the addresses specified on the form so that they are received before the end of the Offer Period.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

     (e)  Foreign Rightholders and Foreign Laws

     If you are a Non-Participating Foreign Shareholder for the purposes of the ANL Rights Issue, then you are unable to accept this Offer as your ANL Rights have been issued to a nominee by ANL for sale on ASX.

     If you are not a Non-Participating Foreign Shareholder or you have otherwise acquired ANL Rights, it is your sole responsibility to satisfy yourself that you are permitted by any Foreign Law applicable to you to accept this Offer.

8.4  Your agreement resulting from acceptance

     (a)  Effect of Acceptance Form

          By completing, signing and returning the Acceptance Form, you will have:

          (i)  accepted the Offer in respect of your Acceptance Rights;

          (ii) authorised Mongoose and each of its officers and agents to correct any errors in, and complete any omissions from, the Acceptance Form necessary to:

               (A) make it an effective acceptance of this Offer in relation to your Transfer Rights which are not in a CHESS Holding; or

               (B) enable the registration of the transfer of your Transfer Rights to Mongoose,

               or both; and

          (iii)if any of your Transfer Rights are in a CHESS Holding, authorised Mongoose and each of its officers and agents to:

                    (A) instruct your Controlling Participant to effect your acceptance of this Offer in respect of your Transfer Rights under rule 16.3 of the SCH Business Rules; and

                    (B) give to your Controlling Participant on your behalf any other instructions in relation to your Transfer Rights, which are contemplated by the sponsorship agreement between you and your Controlling Participant and are necessary or appropriate to facilitate your acceptance of this Offer.

     (b)  Your agreement

          By accepting this Offer in accordance with clause 8.3, you:

          (i)  have accepted this Offer in respect of your Acceptance Rights;


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

          (ii) represent and warrant to Mongoose that:

               (A) Mongoose will acquire good title to and beneficial ownership of your Transfer Rights free from encumbrances at the time of their transfer to Mongoose; and

               (B) you will have good title to and beneficial ownership of your Exercise Rights free from encumbrances at the time of their exercise by Mongoose on your behalf;

          (iii)if and when the contract resulting from acceptance of this Offer becomes unconditional, have irrevocably appointed Mongoose and each of its officers and agents for the time being as your attorney to:

               (A) exercise all powers and rights which you have as the registered holder of your Acceptance Rights;

               (B) do all acts and things necessary to transfer your Transfer Rights to Mongoose, including execute any document;

               (C) do all acts and things necessary to exercise or otherwise deal with your Transfer Rights and any ANL Shares that are issued as a result of such exercise, without having to account to you for the proceeds derived from any such dealing; and

               (D) do all acts and things necessary (including execute your Prospectus Entitlement and Acceptance Form or any other document on your behalf) to exercise your Exercise Rights on your behalf;

          (iv) have agreed not to exercise, or to purport to exercise (in person, by proxy or otherwise) any of the powers conferred on Mongoose and each of its officers and agents by subparagraph
               (iii) above;

          (v) have agreed that Mongoose may exercise or otherwise deal with your Transfer Rights and any ANL Shares that are issued as a result of such exercise before you receive the consideration for your ANL Rights; and

          (vi) if and when the contract resulting from your acceptance of this Rights Offer becomes unconditional (even though Mongoose has not yet paid or provided the consideration due to you), have authorised Mongoose to transmit a message to SCH in accordance with rule 16.6.1 of the SCH Business Rules so as to enter those of your Transfer Rights which are in a CHESS Holding into a Takeover Transferee Holding.

     (c)  Powers of attorney

          If the Acceptance Form is signed under power of attorney, the attorney will have declared that the attorney has no notice of revocation of the power and is empowered to delegate powers under the power of attorney under clause 8.3 and clauses 8.4(b)(iii), 8.4(b)(vi) and 8.9.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

     (d)  Validation of otherwise ineffective acceptances

          Except in relation to ANL Rights which are in a CHESS Holding, Mongoose may in its absolute discretion (but is not obliged to) treat the receipt by it of the Acceptance Form as a valid acceptance although it does not receive the other documents required by the instructions on the Acceptance Form or any of the other requirements for acceptance have not been complied with, but if it does so, subject to clause 8.5(a), Mongoose will not be obliged to make the consideration available to you until Mongoose receives all those documents and all of the requirements for your acceptance referred to in clause 8.3 and in the Acceptance Form have been met.

8.5  Mongoose's obligations to provide consideration

     (a)  Timing - payment of cash consideration

          Subject to this Offer, if you have accepted this Offer and this Offer (or the contract resulting from your acceptance) becomes unconditional, Mongoose will pay to you, in accordance with clause 8.5(d), any cash consideration which is payable to you in respect of your Acceptance Rights under clause 8.1(d), on or before the earlier of:

          (i) one month after you accept this Offer or one month after this Offer (or the contract resulting from acceptance) becomes unconditional, whichever is the later; and

          (ii) 21 days after the end of the Offer Period.

     (b)  Timing - subscription in respect of Exercise Rights

          Subject to this Offer, if:

          (i) you have accepted this Offer in accordance with clauses 8.3(c) or 8.3(d);

          (ii) you have chosen to apply Offer Alternative 2 to any or all of your Acceptance Rights; and

          (iii)this Offer (or the contract resulting from your acceptance) becomes unconditional,

          Mongoose will subscribe for ANL Shares on your behalf under the ANL Rights Issue Prospectus in respect of your Exercise Rights before the end of the ANL Rights Issue Offer Period.

          You will then be issued with the number of ANL Shares which relates to those Exercise Rights, subject to, and in accordance with, the terms of the ANL Rights Issue Prospectus.

          If you purport to accept Offer Alternative 2 but do not complete the Acceptance Form correctly (including providing your Prospectus Entitlement and Acceptance Form), you will be taken to have accepted Offer Alternative 1 in respect of all of your Acceptance Rights.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

     (c)  Acceptance Form requires additional documents

          Where documents are required to be given with your acceptance to enable Mongoose to become the holder of your Transfer Rights (such as a power of attorney):

          (i) if the documents are given with your acceptance, Mongoose will pay you in accordance with clause 8.5(a);

          (ii) if the documents are given after your acceptance and before the end of the Offer Period while the Offer is subject to the Condition, Mongoose will pay you the consideration by the end of whichever of the following periods ends first:

               (A) 1 month after the contract resulting from your acceptance becomes unconditional; and

               (B)  21 days after the end of the Offer Period;

          (iii)if the documents are given after your acceptance and before the end of the Offer Period while the Offer is no longer subject to the Condition, Mongoose will pay you the consideration by the end of whichever of the following periods ends first:

               (A)  1 month after that document is delivered; and

               (B)  21 days after the end of the Offer Period; or

          (iv) if the documents are not given before the end of the Offer Period, your acceptance will be invalid and any contract arising from your purported acceptance of the Offer will be void.

     (d)  Delivery

          Mongoose will send cheques for the cash payment due to you at your risk by pre-paid ordinary mail, or in the case of an address outside Australia, by airmail, to the address shown in the Acceptance Form.

     (e)  Entitlements

          If Mongoose becomes entitled to any Entitlements as a result of your acceptance of this Offer, it may require you to give to Mongoose all documents necessary to vest title to those Entitlements in it. If you do not give those documents to Mongoose, or if you have received the benefit of those Entitlements, Mongoose may deduct from any cash consideration otherwise payable to you the amount (or value as reasonably assessed by Mongoose) of those Entitlements. If Mongoose does not, or cannot, make such a deduction, you must pay that amount to Mongoose.

     (f)  Non Australian residents

          If you are not a resident of Australia you will not be entitled to receive the consideration until you have satisfied Mongoose that you have obtained all necessary authorities, clearances or approvals of the Reserve Bank of Australia


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

          (under the Banking (Foreign Exchange) Regulations 1959 or other similar regulations), of the Minister for Foreign Affairs (under regulations made under the Charter for the United Nalions Act
          1945 which implement a number of resolutions of the Security Council of the United Nations concerning financial restrictions on dealings in the assets of persons that engage or support terrorism), or of the Australian Taxation Office and that you have complied with all other statutory requirements in Australia or elsewhere which are applicable to the sale of your ANL Rights, their transfer to Mongoose, and the receipt by you of the consideration for them.

     (g)  Costs

          Mongoose will pay all costs and expenses of the preparation and distribution of this Offer.

     (h)  Tax considerations

          The sale of ANL Rights pursuant to this Offer may give rise to a capital gain or income, which will be subject to tax in Australia. Rightholders should seek independent professional advice in relation to their own taxation position on the sale of ANL Rights.

8.6  Condition of the Offer

     (a)  Condition

          The transfer of your Transfer Rights to Mongoose and Mongoose's obligations with respect to the provision of the consideration under this Offer (including exercising your Exercise Rights (if any) on your behalf) are conditional upon all conditions which apply in respect of the Share Offer being fulfilled or waived before the end of the Offer Period.

     (b)  Nature of condition

          The condition in clauses 8.6(a) does not prevent a contract resulting from your acceptance of this Offer but breach or non-fulfilment of it has the consequences set out in clause 8.6(d).

     (c)  No waiver of Condition

          Mongoose will not waive the Condition or otherwise declare this Offer and any contract resulting from acceptance of this Offer free from the Condition.

     (d)  Contract void if condition not fulfilled

          If the Condition is breached or not fulfilled at the end of the Offer Period, the contract resulting from your acceptance of this Offer is automatically void and this Offer will lapse.

     (e)  Notification of status of Condition

          On the last day of the Offer Period, Mongoose will notify ANL and ASX whether or not the Condition is fulfilled as at that date.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

8.7  Offerees

     (a)  Registered holders

          Mongoose is making an offer in the form of this Offer to holders of ANL Rights on the Register Date.

          Accordingly, this Offer and copies of this Rights Offer Document will be sent to holders of ANL Rights on the Register Date.

          A person who is able during the Offer Period to give good title to a parcel of ANL Rights may accept as if an Offer had been made to that person in relation to those ANL Rights.

     (b)  Holdings in distinct proportions

          If, during the Offer Period and before you accept this Offer, your ANL Rights consist of 2 or more separate parcels which you hold as trustee or nominee for, or otherwise on account of, another person, you may accept the Offer on the basis that:

          (i) Mongoose is taken to have made a separate Offer to you in relation to each separate parcel of ANL Rights and any parcel you hold in your own right; and

          (ii) acceptance by you of this Offer in respect of any distinct parcel of ANL Rights will be ineffective unless:

               (A) you give Mongoose notice in accordance with clause 8.7(c) stating that your ANL Rights consist of separate parcels; and

               (B) your acceptance specifies the number of ANL Rights in each separate parcel to which the acceptance relates.

     (c)  Notices

          The notice required under clause 8.7(b)(ii)(A):

          (i) if it relates to ANL Rights not in a CHESS Holding, must be in writing; or

          (ii) if it relates to ANL Rights in a CHESS Holding, must be in an electronic form approved by the SCH Business Rules.

8.8  Variation and withdrawal of Offer

     (a)  Variation by Mongoose

          Mongoose may vary this Offer to:

          (i) increase the amount of cash payable in respect of each ANL Right; and

          (ii) extend the Offer Period in the circumstances set out in clause
               8.2.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

          To vary the Offer in accordance with paragraph (a) above, Mongoose will send notice to:

          (i)  ANL;

          (ii) ASX; and

          (iii)each person who was a Rightholder as at the Register Date.

          If Mongoose varies the Offer as contemplated by subparagraph (i), each person who has already accepted the Offer will be entitled to receive the additional cash consideration payable in respect of their Transfer Rights at the same time as the cash consideration otherwise payable to them is paid in accordance with clause 8.5(a) and (c).

          If a person has accepted Offer Alternative 2 only and was not otherwise due to be paid any cash consideration under clause 8.5(a), this additional cash consideration amount payable in respect of their Transfer Rights will be paid to them in accordance with clauses 8.5(a) and (c).

     (b)  Automatic variation

          If Mongoose or any of its associates purchases ANL Rights during the Offer Period (other than under this Offer) for a cash sum that is greater than the cash amount then payable under this Offer, this Offer will be automatically varied by increasing the amount of cash payable in respect of each Transfer Right to the greatest cash sum paid by Mongoose for any such purchase.

          Mongoose will send notice of any such variation:

          (i) to ANL and ASX by 8.00 pm (Sydney time) on the day of the purchase; and

          (ii) to each person who was a Rightholder as at the Register Date.

          If the Offer is automatically varied in this manner, each person who has already accepted the Offer will be entitled to receive the additional cash consideration payable in respect of their Transfer Rights at the same time as the cash consideration otherwise payable to them is paid in accordance with clause 8.5(a) and (c).

          If a person has accepted Offer Alternative 2 only and was not otherwise due to be paid any cash consideration under clause 8.5(a), this additional cash consideration amount payable in respect of their Transfer Shares under Offer Alternative 2 will be paid to them in accordance with clauses 8.5(a) and (c).

     (c)  Withdrawal

          Mongoose will not withdraw this Offer unless it withdraws the Share Offer. If Mongoose withdraws the Share Offer (which it may only do with the written consent of ASIC and subject to the conditions (if any) which apply to that consent), then Mongoose reserves the right to also withdraw this Offer.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

8.9 Fall-Back Subscription Facility - exercise of Acceptance Rights if Condition not satisfied

     (a)  Provision of Subscription Money and exercise of Subscription Rights

          If:

          (i)  you have accepted the Offer in accordance with clause 8.3(c) or
               (d);

          (ii) you have provided a cheque ("Subscription Cheque") with your Acceptance Form (and your Prospectus Entitlement and Acceptance
               Form) made payable to "Mongoose Pty Limited" for an amount of money equal to the subscription money ("Subscription Money") for the number of ANL Rights you wish to exercise under the ANL Rights Issue if the Condition is not satisfied ("Subscription Rights");

          (iii)Mongoose receives clear funds in respect of your Subscription Cheque by the end of the Offer Period; and

          (iv) the Condition is not satisfied by the end of the Offer Period or the Offer is withdrawn,

          then you agree to exercise the Subscription Rights and irrevocably appoint each of the officers and agents of Mongoose for the time being individually as your attorney, to do all acts and things necessary (including execute your Prospectus Entitlement and Acceptance Form or any other document on your behalf) to exercise your Subscription Rights under the ANL Rights Issue on your behalf.

     (b)  Banking of Subscription Money

          Mongoose will deposit your Subscription Cheque (and the Subscription Cheques of any other ANL Rightholders) into a separate bank account opened by Mongoose for this purpose. Any interest earned in respect of this account will accrue to Mongoose.

     (c)  Refund of Subscription Money

          Mongoose will refund to you your Subscription Money if:

          (i)  the Condition is satisfied by the end of the Offer Period; or

          (ii) Mongoose receives clear funds in respect of your Subscription Cheque but after the end of the Offer Period,

          in accordance with the timing and method of payment described in clauses 8.5(a) 8.5(c) and 8.5(d).

8.10 Governing law

     This Offer and any contract resulting from your acceptance of it is governed by the law in force in New South Wales.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

9.   GLOSSARY

9.1  Definitions

     The following definitions apply in this Rights Offer Document and the Acceptance Form.

      "$" and "A$"         Means Australian Dollars unless otherwise stated.

      Acceptance Form      Means the form with that title that accompanies
                           the Offer.

      Acceptance Rights    Means those of your ANL Rights that are the
                           subject of an acceptance of the Offer.

      ANL                  Means Anaconda Nickel Limited ACN 060 370 783.

      ANL Group            Means ANL and its related bodies corporate.

      ANL Options          Means options to subscribe for ANL Shares previously
                           issued to senior executives, including past executive directors of ANL.

      ANL Rightholder      Means a holder of ANL Rights.

      ANL Rights           Means each right to subscribe for 1 new ANL Share
                           issued to ANL Shareholders under the ANL Rights
                           Issue and all Entitlements attaching to them.

      ANL Rights Issue     Means the 14 for 1 pro rata renounceable rights
                           issue by ANL under the ANL Rights Issue
                           Prospectus.

      ANL Rights Issue     Means the rights issue prospectus lodged by ANL
      Prospectus           with ASIC on 20 January 2003.

      ANL Rights Issue     Means the period during which the holders of ANL
      Offer Period         Rights may exercise those ANL Rights.

      ANL Rights           Means the period during which the ANL Rights are
      Trading Period       permitted to be traded on ASX.

      ANL Shares           Means fully paid ordinary shares in ANL and all
                           Entitlements attaching to them.

      ANL Shareholder      Means a holder of an ANL Share.

      Announcement         Means 21 January 2003.
      Date

      ASIC                 Means the Australian Securities and Investments
                           Commission.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

      ASIC Relief          Means an exemption or declaration by ASIC under
                           section 655A of the Corporations Act so that Mongoose may exercise ANL Rights acquired under the Rights Offer once the Offer is unconditional without breaching section 606 of the Corporations
                           Act.

      ASX                  Means Australian Stock Exchange Limited.

      Bidder's Statement   Means the statement dated 22 January 2003 made by
                           Mongoose under Part 6.5 of the Corporations Act relating to its offer to acquire all ANL Shares as at the Register Date.

      Broker               Has the meaning set out in the SCH Business Rules.

      CHESS                Means the Clearing House Electronic Subregister
                           System.

      CHESS Holding        Means a holding of shares on the CHESS Subregister.

      CHESS Subregister    Has the meaning set out in the SCH Business Rules.

      Condition            Means the condition to the Offer set out in clause
                           8.6(a).

      Conditionality Day   Means the day before the last day for transfer of
                           ANL Rights other than on ASX (as referred to in clause 3.7 of the ANL Rights Issue Prospectus).

      Controlling          Means, in relation to ANL Rights in a CHESS
      Participant          Holding, the Broker or Non Broker Participant with
                           whom the holder has a sponsorship agreement (as defined in the SCH Business Rules).

      Corporations Act     Means the Corporalions Act 2001(Cth).

      Encumbrance          Means:

                           (a) a mortgage, charge, pledge, lien, hypothecation or a title retention arrangement;

                           (b) a notice under section 218 or 255 of the Income Tax Assessment Act 1936 (Cth) or under section 74 of the Sales Tax Assessment Act 1992 (Cth);

                           (c) any other interest in or right over property (including, but not limited to, a right to set off or withhold payment of a deposit or other money);

                           (d) any other thing that prevents, restricts or delays the exercise of a right over property, the use of property or the registration of an interest in or dealing with property; and

                           (e) an agreement to create anything referred to above or to allow any of them to exist.





------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

      Entitlements         Means all accretions and rights attaching to ANL
                           Rights after the date of this Offer.

      Exercise Rights Means those Acceptance Rights which are to be exercised under the ANL Rights Issue by Mongoose on the Rightholder's behalf as a result of the Rightsholder applying Offer Alternative 2 to some or all of their Acceptance Rights

      Fall-Back            Means the facility available to ANL Rightholders
      Subscription         described in clause 8.9.
      Facility

      FIRB                 Means the Foreign Investment Review Board.

      Foreign Law          Means a law of a jurisdiction other than an
                           Australian jurisdiction.

      Fund                 Means MatlinPatterson Global Opportunities Partners
                           LP.

      Glencore             Means the creditors schemes of arrangements for
      Nickel/Glenmurrin    Glencore Nickel Pty Ltd and Glenmurrin Pty Ltd,
      Schemes              which were approved at the meeting of scheme
                           creditors on 8 January 2003 and by the Supreme
                           Court of Western Australia on 17 January 2003.

      Independent Expert   Has the meaning given to that term in paragraph 4 of
                           Appendix A to this Rights Offer Document.

      Independent Expert   Means the condition to the Share Offer which is
      Condition            set out in paragraph 4 of Appendix A to this
                           Rights Offer Document.

      Issuer Sponsored     Has the meaning set out in the SCH Business Rules.
      Holding

      MA LLC Means Mongoose Acquisition LLC, a limited liability company formed under the laws of the state of Delaware, United States of America.

      Mongoose             Means Mongoose Pty Limited ACN 103 410 297.

      MMH/ANH              Means the creditors schemes of arrangements for
      Schemes              Murrin Murrin Holdings Pty Ltd and Anaconda Nickel
                           Holdings Pty Ltd, which were approved at the meeting of scheme creditors on 8 January 2003 and by the Supreme Court of Western Australia on 17
                           January 2003.

      MP Global            Means MatlinPatterson Global Advisers LLC.

      Murrin Murrin        Means the Murrin Murrin Nickel/ Cobalt Project in
      Project              Western Australia owned in a joint venture between
                           ANL and Glencore.

      Non Broker           Has the meaning set out in the SCH Business Rules.
      Participant


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

      Non-Participating    Has the meaning set out in the ANL Rights Issue
      Foreign              Prospectus.
      Shareholders

      Offer Means the offer constituted by clause 8 of this Rights Offer Document (or, if the context so requires, clause 8 of this Rights Offer Document itself) and includes a reference to that offer as varied in accordance with the terms of the Offer.

      Offer Alternative 1  Means the form of consideration available under the
                           Offer described in clause 8.1(d)(i).

      Offer Alternative 2  Means the form of consideration available under the
                           Offer described in clause 8.1(d)(ii).

      Offer Alternatives   Means Offer Alternative 1 and Offer Alternative 2.

      Offer Period         Means the period during which this Offer may be
                           accepted, referred to in clause 8.2.

      Pre-Bid Agreement    Means the agreement dated 21 January 2003 between
                           Mongoose and Anglo American Investments
                           (Australia) Limited (as amended, assigned or novated from time to time).

      Prospectus           Means an Entitlement and Acceptance Form
      Entitlement and      accompanying the ANL Rights Issue Prospectus.
      Acceptance Form

      Public Authority     Means any government or any governmental,
                           semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including the ACCC (but excluding the Takeovers Panel, ASIC and any court that hears or determines proceedings under section
                           657G or proceedings commenced by a person specified in section 659B(1) of the Corporations
                           Act in relation to the Share Offer or the Rights
                           Offer). It also includes any self-regulatory organisation established under statute or any stock exchange.

      Register Date        Means 28 January 2003.

      Rights Offer         Means the offers by Mongoose for all of the ANL
                           Rights constituted by the Offer.

      Schemes Means the MMH/ANH Schemes and the Glencore Nickel/ Glenmurrin Schemes.

      Scheme Conditions    Means the conditions precedent to the completion of
                           the MMH/ANH Schemes and the Glencore Nickel/
                           Glenmurrin Schemes.

      SCH                  Means ASX Settlement and Transfer Corporation Pty
                           Ltd.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

      SCH Business         Means the business rules of SCH approved under the
      Rules                Corporations Act.

      Share Offer          Means the takeover bid announced by Mongoose on the
                           Announcement Date to be made in respect of all ANL
                           Shares on issue as at the Register Date.

      Share Offer Period   Means the period during which the offers under the
                           Share Offer remain open.

      Takeover             Has the same meaning as in the SCH Business Rules.
      Transferee Holding

      Transfer Rights      Means those Acceptance Rights which, subject to the
                           terms of the Offer, are to be transferred to Mongoose.

      US                   Means United States of America

      US$                  Means US Dollars.

      Your ANL Rights      Means the ANL Rights:

                           (a)  issued to you as a result of you being
                                registered or entitled to be registered as the holder of ANL Shares in the register of members of ANL on the Register Date; or

                           (b) any ANL Rights to which you are able to give good title at the time you accept this Offer.

      You Means the person to whom this Offer is made or deemed to be made.

9.2  Interpretation

     The following interpretation rules apply in this Rights Offer Document and the Acceptance Form unless the contrary intention applies:

     (a) Words and phrases which are defined by the Corporations Act have the same meaning in this Rights Offer Document and the Acceptance Form and, if a special meaning is given for the purposes of Chapter 6 or 6A or a provision of Chapter 6 or 6A of the Corporations Act, have that special meaning.

     (b)  Headings are for convenience only, and do not affect interpretation.

     (c) The following rules also apply in interpreting this Rights Offer Document and the Acceptance Form, except where the context makes it clear that a rule is not intended to apply.

          (i)  A singular word includes the plural, and vice versa.

          (ii) A word which suggests one gender includes the other genders.

          (iii)If a word is defined, another part of speech has a corresponding meaning.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

          (iv) References in this Rights Offer Document to clauses, paragraphs and subparagraphs, are to clauses, paragraphs and subparagraphs of the Rights Offer Document.

          (v) References in this Rights Offer Document to appendices are to appendices of the Rights Offer Document. Appendices to this Rights Offer Document form part of it.

          (vi) A reference to a person includes a reference to a corporation.

DATED    30 January 2003

SIGNED on behalf of Mongoose Pty Limited following a resolution of its directors.


/s/
Gustiaman Deru
Director


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

                                  APPENDIX A

                         CONDITIONS TO THE SHARE OFFER

1.   FIRB approval

     On or before the Conditionality Day:

     (a) Mongoose receives a notice from the Treasurer of the Commonwealth of Australia ("Treasurer") or his agent to the effect that there is no objection to the acquisition of the ANL Shares by Mongoose (by any means permitted by the Corporations Act) (including the acquisition of ANL Shares as a result of exercise of ANL Rights acquired by Mongoose) under the Commonwealth Government's foreign investment policy, such notice being unconditional (or subject only to conditions that are acceptable to Mongoose); or

     (b) the Treasurer ceases to be entitled to make an order under Part II of the Foreign Acquisitions and Takeovers Act 1975(Cth) regarding the acquisition of those ANL Shares by Mongoose.

2.   ASIC Relief

     On or before the Conditionality Day, Mongoose has been granted the ASIC Relief.

3.   Minimum acceptance

     On or before the Conditionality Day, Mongoose has received:

     (a)  sufficient acceptances under the Share Offer; and

     (b)  sufficient acceptances under the Rights Offer;

     so that:

     (c) if the ANL Rights accepted into the Rights Offer were exercised by Mongoose and ANL Shares issued to Mongoose on exercise of them in accordance with the terms of the ANL Rights Issue; and

     (d) Mongoose held the number of ANL Shares in which Mongoose has received acceptances under the Share Offer,

     Mongoose would hold more than 50% of the ANL Shares on a fully diluted basis (ie, on the basis that all the ANL Rights offered in the ANL Rights Issue are exercised and ANL Shares issued for them on the terms of the ANL Rights Issue and all the ANL Options are exercised and ANL Shares issued for them).

4.   Independent Expert's Report

     Commencing no later than the second day after the date of the Bidder's Statement, either:

     (a)  an independent expert nominated by Mongoose and acceptable to ANL;
          or


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

     (b) if the person nominated is not acceptable to ANL, an independent expert nominated by ANL,

     (in either case the "Independent Expert") is provided by ANL with access to the Murrin Murrin Project (including, but not limited to relevant operational sites, operating information and management personnel involved in the Murrin Murrin Project) for the purposes of enabling the Independent Expert to conduct an investigation into the past and prospective performance of the Murrin Murrin Project so that the Independent Expert may complete the investigation and report to Mongoose, on or before the Conditionality Day, that in the opinion of the Independent Expert:

     (a) the Murrin Murrin Project's processing plant and ancillary equipment, as currently installed, is capable of operating, on an annualised basis, at a throughput rate of 3 million tonnes of ore feed to the autoclaves and that, at current average feed grades to the mill, this would result in expected metal production of approximately 32,000 tonnes of nickel per annum. At a cobalt price of US$6.00 per pound and an A$/ US$ exchange rate of 0.55, the cash cost per pound of nickel produced, after deducting cobalt credits, would be in the range of US$2.25 - 2.35 per pound;

     (b) the schedule of additional works identified by ANL in the presentation by the Chairman of ANL to the AGM in November 2002 as being one which would be expected to raise the annual throughput capacity to 3.6 million tonnes per annum on a sustainable basis which would result in a maximum nickel metal output level of approximately 93% of original design capacity, equivalent to approximately 40,000 tonnes of nickel per annum at current average feed grades to the mill. At this capacity, the cash cost, after deducting cobalt credits (using the same cobalt price and exchange rate assumptions in (a)), would be approximately US$1.50 -2.00 per pound; and

     (c) the schedule of additional works referred to in (b), which should take a competent project manager between 12 to 18 months to complete, and should be completed by January 2004, at a cost of approximately A$100 million, of which A$35 million had been spent at the time of the ANL AGM in November 2002.

5.   No breach of Scheme Conditions

     During the period beginning on the Announcement Date and ending at the end of the Share Offer Period, none of the following occurs:

     (a)  any actual or threatened breach of the Scheme Conditions;

     (b) any actual or threatened act or omission by any party (other than Mongoose and its associates) which is reasonably likely to result in a breach of the Scheme Conditions or the failure of the Scheme Conditions to be satisfied by 28 February 2003; or

     (c) any event, action, proceeding, circumstance or change in circumstance which is reasonably likely to result in a breach of the Scheme Conditions or the failure of the Scheme Conditions to be satisfied by 28 February 2003.


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

6.   No material adverse change

     Save as publicly announced to ASX prior to the Announcement Date, none of the following events has happened since 30 June 2002 or happens during the period beginning when the Bidder's Statement is given to ANL and ending at the end of the Share Offer Period:

     (a) any change in the business, assets, liabilities, financial or trading position, profitability or prospects, or the status or terms of arrangements entered into with ANL or any of its subsidiaries, which has a material adverse effect on the ANL Group; or

     (b) any event, action, proceeding, circumstance or change in circumstance which is reasonably likely to result in a material adverse effect of the kind mentioned in paragraph (a) above.

7.   No regulatory action

     During the period beginning on the Announcement Date and ending at the end of the Share Offer Period:

     (a) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

     (b) no action or investigation is announced, commenced or threatened by any Public Authority; and

     (c) no application is made to any Public Authority (other than by Mongoose or any associate of Mongoose),

     in consequence of or in connection with the Share Offer, the Rights Offer or the ANL Rights Issue (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act) which restrains, prohibits or impedes, or threatens to restrain, prohibit or impede, the making of the Share Offer, the Rights Offer or the ANL Rights Issue and the completion of the transactions contemplated by the Bidder's Statement, including full, lawful and effectual implementation of the intentions set out in clause 3 of the Bidder's Statement.

8.   No prescribed occurrences

     None of the following events occurs during the period beginning on the date of the Bidder's Statement and ending at the end of the Share Offer
     Period:

     (a) ANL converts all or any of its shares into a larger or smaller number of shares;

     (b) ANL or a subsidiary of ANL resolves to reduce its share capital in any way;

     (c)  ANL or a subsidiary of ANL:

          (i)  enters into a buy-back agreement; or

          (ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;


------------------------------------------------------------------------------

                             RIGHTS OFFER DOCUMENT
 ----------------------------------------------------------------------------

     (d) ANL or a subsidiary of ANL issues shares (other than ANL Shares issued as the result of the exercise of ANL Options or issued as a result of exercise of ANL Rights) or grants an option over its shares, or agrees to make such an issue or grant such an option (other than ANL Rights issued or granted under the ANL Rights Issue);

     (e) ANL or a subsidiary of ANL issues, or agrees to issue, convertible notes;

     (f) ANL or a subsidiary of ANL disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

     (g) ANL or a subsidiary of ANL charges, or agrees to charge, the whole, or a substantial part, of its business or property;

     (h)  ANL or a subsidiary of ANL resolves to be wound up;

     (i) the appointment of a liquidator or provisional liquidator of ANL or of a subsidiary of ANL;

     (j) a court makes an order for the winding up of ANL or of a subsidiary of ANL;

     (k) an administrator of ANL, or of a subsidiary of ANL, is appointed under section 436A, 436B or 436C of the Corporations Act;

     (l)  ANL or a subsidiary of ANL executes a deed of company arrangement;
          or

     (m) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of ANL or of a subsidiary of ANL.


------------------------------------------------------------------------------

                  This page has been left blank intentionally

                  This page has been left blank intentionally




                                                                  Attachment 2


Return Address                                          -----------------
ASX Perpetual Registrars Limited                        |    POSTAGE    |
Level 8, 580 George Street                              |     PAID      |
SYDNEY NSW 2000                                         |   AUSTRALIA   |
                                                        -----------------

Rights Acceptance Form
Use this form to accept Mongoose's Offer to acquire all or any of your ANL
Rights.
THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETETHIS FORM, PLEASE CONSULT YOUR FINANCIAL ADVISER OR OTHER PROFESSIONAL AVISER IMMEDIATELY.
Step 1 - Check your details below

                                            SRN/HIN

                                            Subregister

                                            Number of your
                                            ANL Rights


If any of the above details are
incorrect, please amend them and initial the alterations.

Step 2 - Choose Your Offer              Step 3 - For CHESS Holdings
Alternative(s)                          If your ANL Rights are held on the
You can choose:                         CHESS Subregister (shown above) and
Offer Alternative 1 (cash) for some or  you wish to accept Offer Alternative 1
all your ANL Rights (refer to clause    only for all or some of your ANL
8.1(d)(i) of the Offer)                 Rights (ie, you do not wish to accept
         OR                             Offer Alternative 2 for any of your
Offer Alternative 2 (1 ANL Share for    ANL Rights) and do not wish to use
every 6 ANL Rights) for some or all     the Fall-Back Subscription Facility
your ANL Rights (refer to clause        (refer to clause 8.9 of the Offer) to
8.1(d)(ii) of the Offer)                accept the Offer you can contact your
         OR                             Controlling Participant - normally
Offer Alternative 1 for some of your    your broker (if you do that, you do
ANL Rights and Offer Alternative 2 for  not need to return this form)
the remainder (in any proportion you             OR
wish) (refer to clause 8.1(d)(iii) of
the Offer)                              If: you do not wish to accept Offer
                                        Alternative 1 only for all or some of
by making your elections below.         your ANL Rights lie, you wish to
                                        accept Offer Alternative 2 for any of
Apply Offer Alternative 1 to:           your ANL Rights); or you wish to use
----               ------------------   the Fall-Back Subscription Facility
|  | ALL (TICK) OR | ____,____,____ |   (refer to clause 8.9 of the Offer); or
----               ------------------   you wish to accept Offer Alternative 1
of my/our ANL Rights                    only for all or some of your ANL
                                        Rights and you want us to contact your
Apply Offer Alternative 2 to:           broker on your behalf, then write your
----               ------------------   broker's details here.
|  | ALL (TICK) OR | ____,____,____ |            (Broker details for CHESS
----               ------------------            Subregister only)
of my/our ANL Rights
                                                             ----------
If you do not fill in any boxes or you       Broker's Name:  |        |
give conflicting instructions, you                           |        |
will be deemed to accept Offer                               ----------
Alternative 1 for all your ANL Rights.
                                                             ----------
Step 3 - For Issuer Sponsored Holdings    Broker's Address:  |        |
                                                             |        |
If your ANL Rights are held on the                           |        |
Issuer Sponsored Subregister (shown                          |        |
above) or if at the time of your                             |        |
acceptance you are entitled to be (but                       ----------
are not yet) registered as the holder
of your ANL Rights, to accept the                            ----------
Offer you must sign in the box below     Broker's Telephone: |        |
and return this form, so that it is                          |        |
received by midnight (Sydney time) on                        |        |
13 February 2003 (unless the Offer is                        ----------
withdrawn or extended).                    AND
                                        sign in the box below and return this
                                        form. You must ensure that this form
                                        is received by us in sufficient time
                                        before the end of the Offer Period to
                                        enable us to instruct your Controlling
                                        Participant to effect acceptance of
                                        the Offer on CHESS during business
                                        hours.

                                        Step 4 - Fall-Back Subscription Facility

                                        If you wish to use the Fall-Back
                                        Subscription Facility (refer to clause
                                        8.9 of the Offer) please indicate the
                                        number of your ANL Rights you wish to
                                        exercise:
                                        ------------------
                                        | ____,____,____ |
                                        ------------------
Step 5 - Sign in the box below
By signing in the box below, you accept the Offer on and subject to the terms and conditions of the Offer, and you acknowledge the effect of your acceptance as set out in clauses 8.4 and 8.9 of the Offer. If you have a CHESS Holding, you authorise us to give instructions to your Controlling Participant in accordance with clauses 8.3 and 8.4 of the Offer.

If you sign this form under a power of attorney, you must send a certified copy of the power of attorney with this form. For a deceased estate, all the executors and administrators must sign, and they must send the probate or letters of administration with this form. In this Acceptance Form, "us" refers to Mongoose.

Individual or joint rightholders - each rightholder must sign. Companies - companies may execute this in any way allowed by law (affix seal if required).


Individual or first
joint rightholder 1       Rightholder 2             Rightholder 3

----------------------    ----------------------    ----------------------
|                    |    |                    |    |                    |
|                    |    |                    |    |                    |
|                    |    |                    |    |                    |
|                    |    |                    |    |                    |
----------------------    ----------------------    ----------------------
Director                  Director/Secretary        Sole Director and Sole
                                                    Secretary

Date
----------------------             Company
|                    |
|                    |
|   __ / __ / __     |
|                    |
|                    |
----------------------


Please provide a business hours telephone number so that we can contact you if necessary. Your Telephone No. (_____)_ ___________

You must complete, sign and return this Acceptance Form to one of the addresses shown overleaf BEFORE the Offer closes. If the Acceptance Form is sent by mail, you may use the enclosed reply paid envelope. Your acceptance of the Offer must be received by midnight (Sydney time) on 13 February 2003 (unless the Offer is withdrawn or extended).

YOU MUST RETURN YOUR ENTITLEMENT AND ACCEPTANCE FORM FROM THE ANL RIGHTS ISSUE PROSPECTUS WITH THIS ACCEPTANCE FORM.

How to accept the offer

Please refer to clause 1.4 of the Rights Offer Document and the definitions in the glossary in clause 9 of the Rights Offer Document. If you have any queries about how to accept the Offer, please call one of the numbers below.

CHESS Holdings
If your ANL Rights are in a CHESS Holding and you choose to accept Offer Alternative 1 only for all or some of your ANL Rights (ie, you do not wish to accept Offer Alternative 2 for any of your ANL Rights) and do not wish to use the Fall-Back Subscription Facility (refer to clause 8.9 of the Offer), you need to contact your Controlling Participant (normally your Broker) with instructions to accept the Offer. You do not need to return this Acceptance Form.

If: you do not wish to accept Offer Alternative 1 only for all or some of your ANL Rights (ie, you wish to accept Offer Alternative 2 for any of your ANL Rights); or you wish to use the Fall-Back Subscription Facility (refer to clause 8.9 of the Offer); or you wish to accept Offer Alternative 1 only for all or some of your ANL Rights and you want us to contact your broker on your behalf, then you must fill out this Acceptance Form overleaf (including providing your broker's details) and return it to one of the addresses shown below. However, you must ensure that this form is received in sufficient time before the end of the Offer Period to enable us to instruct your Controlling Participant to effect acceptance on CHESS during business hours. You must return your Entitlement and Acceptance Form from the ANL Rights Issue Prospectus with this Acceptance Form.

Issuer Sponsored Holdings
If your ANL Rights are in an Issuer Sponsored Holding, or if you are not yet registered as the holder of your ANL Rights, then to accept the Offer, you must fill out this Acceptance Form overleaf and return it to the one of the addresses shown below. You must return your Entitlement and Acceptance Form from the ANL Rights Issue Prospectus with this Acceptance Form.

Additional Notes

1. Power of Attorney - if you sign this form under power of attorney, you must send a certified copy of the power with the form, and will have declared that you have no notice of revocation of the power and are able to further delegate power under it under clauses 8.4(b)(iii), 8.4(b)(vi) and 8.9 of your Rights Offer Document.

2. Sold all your ANL Rights? - if you have sold all your ANL Rights, please send this form and your Rights Offer Document to the stockbroker who acted on your behalf.

3. Bought or sold any ANL Rights? - if you have recently bought or sold any ANL Rights, your holding may differ from that shown on the front of this form. If so, please alter the number of ANL Rights shown as your registered holding on the front of this form to the number of ANL Rights you now hold (including any ANL Rights of which you are entitled to become registered as holder), initial the alteration and indicate the name of the stockbroker who acted for you.
4. If you would like to exercise all or some of your ANL Rights in accordance with clause 8.9 of the Offer in the event that the Condition is not satisfied by the end of the Offer Period, then you must send a cheque with this Acceptance Form made payable to "Mongoose Pty Limited" for an amount equal to the subscription money for the number of ANL Rights you wish to exercise.

Information you supply on this Acceptance Form will be used by Mongoose and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to Mongoose's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you do not supply this information, your acceptance may not be processed and you may not receive the consideration payable. You may have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au.

If you must fill out and return this Acceptance Form, it must be received at one of the addresses shown below before the end of the Offer Period, currently midnight (Sydney time) on 13 February 2003.

Postal address                          Delivery address
ASX Perpetual Registrars Limited        ASX Perpetual Registrars Limited
Reply Paid 60281                        Level 8, 580 George Street
SYDNEY SOUTH NSW 1234                   SYDNEY NSW 2000


If the Acceptance Form is sent by mail, you may use the enclosed reply paid envelope.

If you have any questions about how to complete this Acceptance Form, please telephone the Offer information line:

For Australian callers                               1300 650 230

For international callers                            +612 9240 7542

Please note that recent amendments to the Corporations Act make it compulsory for all calls made to or received by the Offer information line to be recorded, indexed and stored.

NOTE THAT IF YOU ACCEPT THIS OFFER, YOU WILL LOSE THE RIGHT TO TRADE ON ASX (OR OTHERWISE DISPOSE DURING THE OFFER PERIOD) THOSE OF YOUR ANL RIGHTS FOR WHICH YOU ACCEPT THIS OFFER.

If the Condition is not satisfied by the end of the Offer Period, you are entitled to transfer your ANL Rights off-market to someone else on the last day of the ANL Rights Issue Offer Period. If you wish to do this, you should contact ANL's share registry whose details are shown in the ANL Rights Issue Prospectus.

Mongoose has provided the Fall-Back Subscription Facility to enable you to exercise your ANL Rights if the Condition is not satisfied by the end of the Offer Period (see clause 8.9 of the Offer).

If you accept the Offer for only some of your ANL Rights and you wish to exercise or transfer the remainder of your ANL Rights (other than under the Offer), you should contact ANL's share registry whose details are shown in the ANL Rights Issue Prospectus.

                                                                  Attachment 3


[GRAPHIC OMITTED] MatlinPatterson


30 January 2003

Dear ANL Rightholder

I am pleased to enclose the offer by Mongoose Pty Limited ACN 103 410 297 ("Mongoose") to acquire all of your renounceable rights in Anaconda Nickel Limited ("ANL") that were issued under ANL's 14 for 1 pro rata renounceable rights issue. The Rights Offer Document contains detailed information relevant to your decision whether to accept the offer and I encourage you to consider it carefully.

Since the Rights Offer Document was finalised, further details of the applications made to the Takeover Panel ("Panel") in relation to Mongoose's offer for your rights and ANL's rights issue referred to in clause 7.2 of the Rights Offer document have become available and another application has been made to the Panel.

A summary of the nature of each application in relation to ANL which is current as at the date of this letter is set out in the Panel's Press Release of 30 January 2003, which is attached to this letter.

As of the date of this letter, none of those applications has been finally dealt with, except that the Panel has refused to make the interim order preventing Mongoose from sending the enclosed Rights Offer Document to you which was sought by Glencore International AG ("Glencore"). Hoeever, it is possible that the Panel may make orders in relation to any of these applications which could affect any or all of Mongoose's offers for ANL's shares and rights, ANL's rights issue, and the underwriting of the rights issue by Glencore.

If any such orders are made or if any other important developments occur in relation to these applications, they will be made public through ASX. Accordingly, you should monitor ASX's website for further updates on these applications. You can access this information at www.asx.com.au/asx/statistics/Announcements.iso by entering the code "ANL" and then clicking on "go".


Yours sincerely,



David Matlin, Chief Officer
MatlinPatterson Global Opportunities Partners LP

                                                                  Attachment 4



[GRAPHIC OMITTED] TAKEOVERS PANEL                                       PRESS
                                                                        RELEASE


                                                                  No: 12/2003
_______________________________________________________________________________

                                                    Thursday, 30 January 2003

     PANEL RECEIVES FURTHER APPLICATIONS IN RELATION TO ANACONDA NICKEL LIMITED

The Panel advises that it has received three further applications in relation to the affairs of Anaconda Nickel Limited (Anaconda). These are in addition to the two previously announced.

The applications are as follows:

Anaconda 01: an application received on 21 January from MatlinPatterson Global Opportunities Partners LP (MP Global) seeking interim orders preventing Glencore International AG (Glencore) from acquiring rights in the 14-for-1 pro rata renounceable rights issue to be made by ANL under a prospectus dated 20 January 2003 (Rights Issue). The application has not yet been resolved.

Anaconda 02: an application received on 28 January from Metal Holdings P/L (Metal Holdings), a company associated with Mr. Andrew Forrest, seeking a declaration of unacceptable circumstances, and final orders, in relation to the affairs of Anaconda. Metal Holdings alleges that the underwriting agreement with Glencore should have been treated as a related party transaction and should not proceed without approval by shareholders not associated with Glencore.

Anaconda 03: an application received today from MP Global seeking a declaration of unacceptable circumstances, and final orders, in relation to the affairs of Anaconda. The application is in relation to:

a) the underwriting arrangements with Glencore International AG (Glencore) in relation to the Rights Issue, its terms and the possible effect of the Rights Issue and Underwriting Arrangements on control of Anaconda;

b) failure of Anaconda and MP Global to reach agreement on access for an independent expert (of Anaconda's own choosing) to the Murrin Murrin Project so as to enable the satisfaction of the Independent Expert Condition of the MP Global bidder's statement;

c) failure of Anaconda and MP Global to reach agreement on methods to ensure the ongoing solvency of Anaconda in the event that Anaconda was no longer certain of Glencore being obliged to perform all obligations under the Underwriting Arrangements; and

d) the issue of treatment by Anaconda of MP Global and Glencore (as competing bidders for control of ANL).

The application seeks final orders by the Panel to require Anaconda and, to the extent necessary, Glencore to either: (a) give an independent expert access to the Murrin Murrin Project to allow the satisfaction of the condition of MP Global's bidder's statement; or

(b) agree to a compromise proposed by MP Global in substitution for the satisfaction of the condition referred to in the previous paragraph.

Anaconda 04: is an application received today from Glencore seeking review of the relief ASIC granted to MP Global to allow it to make its offer for the Anaconda Rights concurrently with its offer for Anaconda shares, and to acquire the shares issued on exercise of any rights it acquires under its rights offer. Glencore asserts that the offer for the rights allows Anaconda shareholders insufficient time to consider the rights offer. Glencore asserts that it is unacceptable for the share offer not to extend to shares issued on lapse of any rights not exercised. Glencore asserts that the relief should not be granted, or should require MP Global to:

(a)  exercise all rights it acquires under the bid,

(b) close its bid sufficiently early for rights holders to decide whether to exercise their rights, allow them to lapse, sell them, or accept the MP Global offer, and

(c) offer for all shares which may be issued under the rights issue or underwriting.

Glencore has requested that the Panel make an interim order restraining dispatch of the rights offer document. The Panel understands that the document has been posted onto ASX and some documents have been posted. MP Global has undertaken not to dispatch any more documents for a period to allow the Panel to consider the request for the interim order.

Anaconda 05: is an application received today from Anaconda. It asserts that unacceptable circumstances exist in relation to:

(a)  MP Global's offer and conditions,

(b)  b. the issues concerning the Independent Expert Condition,

(c)  c. the future solvency of Anaconda,

(d) d. the ability of MP Global to affect the percentage shareholding in Anaconda that it achieves if its bid succeeds,

(e)  e. the timing of the Rights Offer, and

(f)  MP Global's intentions.

The Panel has not yet sought the views of persons potentially involved in the applications 02 - 05 and has therefore formed no views on the application.

The Panel is aware of the timing issues in the current commercial events in relation to Anaconda and will endeavor to ensure that Panel proceedings interfere with those timetables as little as possible.

The President of the Panel has appointed the Anaconda 01 Panel, Brett Heading, Tro Kortian and Peter Scott, to consider all of the Anaconda applications.

Nigel Morris,
Director, Takeovers Panel
Level 47 Nauru House,
80 Collins Street,
Melbourne VIC 3000
Ph: +61 3 9655 3501
nigel.morris@takeovers.gov.au